PROSPECTUS

6,910,569 Ordinary Shares

This is a public offering of the ordinary shares of Rada Electronic Industries Ltd.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RADA.” The last reported sale price of our ordinary shares on July 30, 2015 was $1.84 per share. We are offering all of the ordinary shares offered by this prospectus.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$1.23	$8,500,000
Underwriting discount and commissions (1)	$0.09225	$637,500
Proceeds to us (before expenses)	$1.13775	$7,862,500

(1)  In addition, we have agreed to reimburse the underwriters for certain expenses.  See the section captioned “Underwriting” in this prospectus for additional information.

We have granted the underwriters an option to purchase up to 1,036,585 additional ordinary shares from us at the public offering price, less the underwriting discount, within 45 days from the date of the final prospectus solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to purchasers in the offering on or about August 5, 2015.

Chardan Capital Markets, LLC

July 30, 2015

TABLE OF CONTENTS

Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our,” “us,” or “Rada” means Rada Electronic Industries Ltd. and its subsidiary.  You should rely only on the information contained in this prospectus and in any free writing prospectus which we file with the Securities and Exchange Commission. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus or such free writing prospectus, if any. We and the underwriters are not offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Presentation of Financial Information

The term “NIS” refers to new Israeli shekels, and “dollar,” “USD” or “$” refers to U.S. dollars. Unless otherwise indicated, USD translations of the NIS amounts presented in this prospectus are translated using the rate of NIS 3.889 per $1.00, the representative rate of exchange as of December 31, 2014, as published by the Bank of Israel. In reading this prospectus, you should note that currency fluctuations may positively or negatively affect the presentation of our operating expenses and net income in U.S. dollars depending on increases or decreases of the U.S. dollar conversion amounts.

Market, Industry and Other Data

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data and you are cautioned not to give undue weight to this information.

PROSPECTUS SUMMARY

The following summary highlights information contained in other parts of this prospectus and provides an overview of the material aspects of this offering. The following summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the risks of investing in our ordinary shares discussed under “Risk Factors” beginning on page 6, our financial statements incorporated by reference to this prospectus and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

We are an Israeli-based defense electronics contractor specializing in the development, manufacture, marketing and sales of military avionics systems for manned and unmanned aircraft, inertial navigation systems for air and land platforms and tactical land radars for force and border protection applications.

We develop, manufacture and sell defense electronics, including avionics solutions (including avionics for unmanned aerial vehicles, or UAVs), airborne data/video recording and management systems, inertial navigation systems and tactical land radars for defense forces and border protection systems.  In addition, we continue to sell and support our legacy commercial aviation products and services, mainly through our Chinese subsidiary, Beijing Hua Rui Aircraft Maintenance and Service, Co., Ltd., known as CACS.

We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but to also provide comprehensive end-to-end solutions for one or more systems. Our current product lines are:

•    Military avionics (data/video recorders,  core avionics for aircraft and UAVs), which accounted for approximately 89% of our sales in 2014;

•    Inertial navigation systems, or INS, for aerial and land platforms; and

•        Tactical radars for defense forces and land based border protection systems.

We have been a developer and manufacturer of core avionics systems for over 30 years and have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including flight data recorders for fighter aircraft, digital video/audio/data recorders, high-rate (no compression) data recorders for aircraft and airborne pods, video recorders and airborne data servers, a wide range of head-up-displays color video cameras for fighter aircraft and a variety of ground debriefing solutions.

We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide.  Our avionics solutions range from fully integrated avionics suites, to Military off-the-shelf, or MOTS, core avionics subsystems, to tailor-made “built-to-spec” units, backed by our teams of experts dedicated to providing global technical and maintenance support. Our avionic products are operational in aircraft of  leading air forces and in aircraft sold by prime integrators worldwide, such as the Israeli Air Force, or IAF, Lockheed Martin Corporation, or Lockheed Martin, The Boeing Company, or Boeing, GE Aviation, a subsidiary of General Electric Company, Hindustan Aeronautics Limited, or HAL, Embraer S.A., or Embraer, Israel Aerospace Industries, or IAI, Rafael Advanced Defense Systems, or Rafael, the Chilean Air Force (Fuerza Aérea de Chile) or FACh, and many others. Our units are installed onboard F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft and onboard a number of UAVs.

Leveraging our long-standing scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro and micro-electro mechanical system sensors and taking advantage of our experience in electronic and mechanical design, we independently developed a line of advanced, yet affordable, INS.  Our INS products are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems. Among our customers for INS are leading air forces and prime integrators worldwide, including the IAF, IAI, Rafael, Embraer, Indra Sistemas S.A., or Indra, and India’s Defense Research and Development Organization, or DRDO.

We also independently developed advanced ground radars for tactical applications such as defense forces protection and border protection.  Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA, antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, and demonstrate unprecedented performance-to-price ratio.  We offer two radar hardware platforms: (i) a compact hemispheric radar, or CHR, which is tailored for use in combat vehicles and short-range protection applications; and (ii) a multi-mission hemispheric radar, or MHR, which is tailored for use in force and border protection applications.  Among our customers who have purchased our ground radars for research and testing purposes are prime integrators and air forces, including Boeing, Lockheed Martin, DRS Technologies, Inc., or DRS, the US Office of Naval Research, or the ONR,(all of which have purchased radar systems for research and experimental purposes only) and the Israeli Ministry of Defense for its national alert system.

In addition, we continue to support our legacy commercial aviation test stations.  We also provide test and repair services through CACS, our China-based subsidiary.

Industry Background

The defense electronics market has grown in recent years and currently accounts for a large part of the defense business.  We believe that the defense electronics market reflects two contradictory trends, the increased use of defense electronics, which has been offset by the significant reduction in the price of electronic systems, resulting in a reduction in the dollar value of the market.  These two trends have kept the annual total global defense electronics market size at an almost constant level during recent years.  With our new inertial navigation systems and tactical radar products, the size of the markets which we address has expanded.  According to a report issued in June 2014 by the market research company Yole Développement, titled “High-End Gyroscopes Accelerometers and IMUs for Defense Aerospace and Industrial,”  the estimated market for INS was approximately $2 billion in 2014 and that the market was expected to grow by a 4.5% compounded annual growth rate, or CAGR, through 2019.  Similarly, in an article published in the Microwave Journal in December 2014, the program director of Strategy Analytics reported that the global military radar market would grow at a CAGR of 3.6% from 2013 to 2023 with a total market worth of over $18.5 billion in 2023.  Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past. The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth number of units sold in the market.

Today’s advanced defense electronics systems typically incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets.  Most of the defense electronics systems are built with commercial components and sub-systems, which reduce the overall price, and at the same time generate component obsolescence issues. The obsolescence issues arise because commercial suppliers generally do not sell or support components or subsystems for the lengthy periods of time required by purchasers of defense electronic systems. As a result, we may be required to invest additional amounts to source, substitute and integrate the components and subsystems and keep them updated.

Purchasers of our defense electronics products are either governments or major defense contractors acting as integrators.  Engagement in business relationships with these customers is complex, has long sales cycles and requires long-term commitments for future support of delivered hardware.  Production batches of such products are usually small. Suppliers of defense electronic systems with whom we compete are either providers of sub-systems to major integrators or providers of integrated systems to the industry or to armed forces.  Our competitors are typically very large companies with substantially greater resources than us and have diversified product offerings.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to enhance our position as a provider of defense electronics:

●	As an industry innovator, we continue to develop and incorporate cutting edge technologies into our products;

●	We employ approximately 45 persons in our research and development activities who have hands-on experience and expertise;

●	We provide innovative and cost-effective products, often at prices significantly lower than our competitors;

●	In our industry, we offer a rare combination of being a small, well established and highly responsive company with a wealth of experience;

●	We provide a high level of responsiveness to customer needs; and

●	We have an experienced management team with almost 200 years of industry and military experience and an average tenure with our company of 17 years.

Our Strategy

Our business development strategy is based on the following principles:

●	Maintaining our business focus on electronic systems for the military and para-military markets;

●	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

●	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

●	Establishing sales channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin, Boeing, Israel Military Industries, or IMI, IAI, Rafael, DRS and others;

●
Expanding our products base through identification of current and future applications that may become affordable by the incorporation of advanced commercial off-the-shelf technologies that offer superior performance and/or significant price savings; and

●	Developing new marketing channels aimed directly at large potential markets, especially land-based defense systems and homeland security segments.
On May 26, 2015 we published our 2015 first quarter results in a press release.  We announced that our revenues declined to $3.6 million in the first quarter of 2015 from $5 million in the corresponding quarter in 2014.  The decline in revenues in the first quarter of 2015 was mainly due to the request of several customers to delay deliveries of certain avionics production items. We incurred a net loss of $777,000, or $(0.09) per share in the first quarter of 2015 compared to net income of $158,000, or $0.02 per share in the first quarter of 2014.

On May 25, 2015, our board of directors approved the adoption of our 2015 Israel Stock Option Plan, or the 2015 Option Plan, pursuant to which 3,000,000 ordinary shares will be reserved for issuance.  No options have been granted as yet under the 2015 Option Plan.  See “Recently Adopted Employee Share Option Plan.”
In April and June 2015, following shareholder approval, the standstill agreement with our two lenders was amended and the forbearance period was extended to August 31, 2016.  In the event that this offering is not completed by September 30, 2015, our controlling shareholder and the other director lender to our company will be entitled, on a pro rata basis, to convert some or all of the remaining outstanding debt from time to time into our ordinary shares. The terms of such conversion, which were approved by the shareholders of our company are as follows: (i) the minimum amount to be converted at any one time is $300,000 of debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price; and (iii) any unconverted debt will continue to be subject to the terms of the Standstill Agreement.  See “Related Party Transactions” beginning on page 45 of this prospectus for further details.

Corporate Information

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.  Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 4250407, Israel, and our telephone number is +972-9-892-1111.  Our website address is www.rada.com.  The information on our website is not incorporated by reference into this prospectus.

THE OFFERING

Ordinary shares offered by us	6,910,569 of our ordinary shares

Over-allotment option	The underwriters have an option for a period of 45 days to purchase up to 1,036,585 additional ordinary shares to cover over-allotments, if any.

Ordinary shares currently outstanding	8,988,396 ordinary shares

Ordinary shares to be outstanding after the offering	15,898,965 ordinary shares (or 16,935,550 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares)

Use of Proceeds
We estimate that we will receive $7.6 million in net proceeds from the sale of the securities in this offering, after deducting underwriting discounts and commissions and offering expenses payable by us. If the representative of the underwriters exercises the over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $8.8 million, and after deducting underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering to repay debt of approximately $7.6 million (including accrued interest), and the repayment of certain expenses incurred by an affiliate of our controlling shareholder. See “Use of Proceeds” beginning on page 20 of this prospectus.

Risk Factors	See “Risk Factors” beginning on page 6, and other information included in this prospectus for a discussion of factors you should carefully consider when making an investment decision.

NASDAQ Capital Market symbol	RADA

The number of our ordinary shares outstanding after this offering excludes:
●	1,435,407 ordinary shares issuable upon exercise of a currently outstanding $3,000,000 convertible loan having an exercise price of $2.09 per share; and

●	up to 3,000,000 ordinary shares issuable under the company’s 2015 Option Plan.

Unless otherwise indicated, all information in this prospectus assumes:

●	no exercise of the underwriters’ over-allotment option to purchase up to an additional 1,036,585 of our ordinary shares.

To the extent a portion of our outstanding debt of approximately $9.9 million remains outstanding after the offering, the holders of the remaining debt will have the right to convert such debt into our ordinary shares at the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price.

SUMMARY FINANCIAL DATA

The following summary consolidated financial data for and as of the five years ended December 31, 2014 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We derived the following summary consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheets data as of December 31, 2014 and 2013 from our audited consolidated financial statements incorporated by reference in this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2014. You should read this data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and our audited consolidated financial statements and related notes and the information under the captions “Consolidated Statements and Other Financial Information” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is incorporated by reference in this prospectus. For more details on how you can obtain the documents incorporated by reference in this prospectus, see “Where You Can Find Additional Information” and “Documents Incorporated by Reference” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of future results.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(U.S. dollars in thousands, except per share data)
Summary Statement of Operations Data:
Revenues	$22,481	$21,761	$21,551	$19,405	$27,523
Cost of revenues	15,944	17,160	16,233	13,800	20,117
Gross profit	6,537	4,601	5,318	5,605	7,406
Operating expenses:
Research and development, net	789	1,459	2,423	2,543	1,182
Selling and marketing	2,392	1,959	1,664	2,106	2,563
General and administrative	1,901	1,919	2,137	1,944	1,732
Total operating expenses	5,082	5,337	6,224	6,593	5,477
Operating income (loss)	1,455	(736)	(906)	(988)	1,929
Financial income (expenses)	(1,254)	(1,907)	(1,149)	(531)	(1,184)
Income (loss)	201	(2,643)	(2,055)	(1,519)	745
Net (income) loss attributable to non-controlling interest	7	8	4	(7)	(11)
Net income (loss) attributable to RADA Electronic Industries Ltd.’s shareholders	$208	$(2,635)	$(2,051)	$(1,526)	$734

Per Share Data:
Basic and diluted net income (loss) per ordinary share attributable for RADA Electronic Industries Ltd.’s shareholders	0.02	(0.30)	(0.23)	(0.17)	0.08
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,945	8,919	8,919	8,899	8,869

				As of December 31, 2014
				Actual	Adjusted
Summary Balance Sheet Data:				(in thousands)
Working capital				$35	$7,518
Total assets				20,097	20,097
Convertible note, short-term credits and shareholders' loans				9,709	4,048
Shareholders’ equity				$3,547	$11,130

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks.  In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of operating losses and may not be able to sustain profitability in the future.  To the extent that we continue to incur operating losses, we may not have sufficient working capital to fund our operations in the future.

We incurred operating losses in each of the years 2011, 2012 and 2013 and we incurred an operating loss of $458,000 and a net loss of $777,000 in the quarter ended March 31, 2015. We may not be able to achieve or sustain profitable operations in the future or generate positive cash flows from operations.  As of March 31, 2015, our accumulated deficit was over $68 million.  To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing to maintain our operations.  Such financing may not be available, or, if available, may not be on terms satisfactory to us.  If adequate funds to maintain operations are not available to us, our business, results of operations and financial condition will be adversely affected.

We may not be able to implement our growth strategy which could adversely affect our business, financial condition and results of operations.

In pursuit of our growth strategy, we entered into a number of strategic relationships with Embraer, HAL, IAI, Lockheed Martin, Boeing, Rafael, IMI, and DRS to increase our penetration into the defense electronics market.  We are currently focusing our business development efforts to further develop these relationships and to enter into new relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with these companies, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Our military avionic products accounted for more than 89% of our sales in the year ended December 31, 2014. Our future growth is dependent on our gaining market acceptance and regular production orders for both our land-based tactical radar products and our inertial navigation systems for aerial platforms. In the event we are not successful in obtaining a significant volume of orders for our tactical radar products and inertial navigation systems, we will face significant obstacles in expanding our business.

Our growth is also dependent on the development of new products, based on internal research and development. We may not accurately identify market needs before we invest in the development of a new product.  In addition, we might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market and competing products may emerge during the development and certification process.

There can be no assurance that our advanced ground radar products will gain market acceptance and therefore we may never recover our investment in this new product family.

We have developed two radar hardware platforms for use in combat vehicles and short-range protection applications and in defense forces and border protection applications. In December 2014, we announced the first significant order for this product family, a $2.8 million order from a leading ministry of defense for its national alert system. Shipments under this order are not expected to begin until the fourth quarter of 2015.  To date, we have not received any other significant orders.  In March 2015 we announced that we entered into (i) a contract with Lockheed Martin, which selected our multi-mission hemispheric radar product to support internally funded high energy laser weapon system prototype testing, and (ii) an agreement with DRS under which they agreed to sell, produce, and support, our tactical radars as part of their tactical radar portfolio. Other than a single radar unit ordered and delivered to Lockheed Martin and two radar units ordered and delivered to DRS, we have not yet received any orders arising from Lockheed Martin’s weapon development efforts or from DRS with respect to the sale of our radar products to third parties and there can be no assurance that we will ever receive any such orders.  If these products do not achieve market acceptance, our business, results of operations and financial condition will be adversely affected.

Competition in the market for defense electronics is intense.  Our products may not achieve market acceptance which could adversely affect our business, financial condition and results of operations.

The market for our products is highly competitive and we may not be able to compete effectively in our market.  Our principal competitors in the defense electronics markets on which we focus include Elbit Systems Ltd., Goodrich Corporation, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC, Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities and enjoy greater market recognition than we do.  These competitors are able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, results of operations and financial condition.

Reductions in defense budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

The vast majority of our revenues are derived from the sale of products with military applications.  These revenues totaled approximately $21.6 million, or 96% of our revenues, in 2014, $20.3 million, or 93% of our revenues, in 2013 and $20.3 million, or 94% of our revenues, in 2012.  The defense budgets of a number of countries may be reduced in the future.  Declines in defense budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business’ revenues and adversely affect our business, results of operations and financial condition.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

During periods of slowing economic activity, our customers may reduce their demand for our products and technology, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any further worsening of the global economic condition could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.  Any of these events would likely harm our business, operating results and financial condition.

Sales of our products are subject to governmental procurement procedures and practices; termination, reduction or modification of contracts with our customers or a substantial decrease in our customers’ budgets may adversely affect our business, operating results and financial condition.

Our products are primarily sold to governmental agencies, governmental authorities and government-owned companies, many of which have complex and time consuming procurement procedures.  A substantial period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer.  In addition, our sales to governmental agencies, authorities and companies are directly affected by these customers’ budgetary constraints and the priority given in their budgets to the procurement of our products.  A decrease in governmental funding for our customers’ budgets would adversely affect our results of operations.  This risk is heightened during periods of global economic slowdown.  Accordingly, governmental purchases of our systems, products and services may decline in the future as the governmental purchasing agencies may terminate, reduce or modify contracts or subcontracts if:

•	their requirements or budgetary constraints change;

•	they cancel multi-year contracts and related orders if funds become unavailable;

•	they shift spending priorities into other areas or for other products; or

•	they adjust contract costs and fees on the basis of audits.

Any such event may have a material adverse effect on us.  Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination for convenience (among other reasons) of contracts or subcontracts with governmental entities.  The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of changes in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease.  Similarly, if our suppliers and partners do not receive government approvals necessary to export their products or designs to us, our revenues may decrease and we may fail to implement our growth strategy.

Israel’s defense export policy regulates the sale of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.  A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We may not be able to receive all the required permits and licenses for which we may apply in the future.  If we do not receive the required permits for which we apply, our revenues may decrease.

We are subject to laws regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and defense export control legislation. If government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products from Israel could be negatively impacted, which may cause a reduction in our revenues and a potential material negative impact on our financial results.  Additionally, our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the conduct of the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.  We may not be able to respond quickly and effectively to changing laws and regulations and any failure to comply with such laws and regulations may subject us to significant liability and penalties.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues, which would adversely affect our business, financial condition and results of operations.

A significant portion of our revenues is derived from a small number of customers. During the years ended December 31, 2014 and 2013, 51% and 54% of our revenues, respectively, were attributable to three customers. We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers.  No assurances can be given that our customers will continue to purchase our products, that we will be successful in any bid for new contracts to provide such products, or that if we are grantedsubsequent orders, that such orders would be of a scope comparable to the sales that we have experienced to date. If our principal customers do not continue to purchase products from us at current levels or if we do not retain such customers and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, results of operations and financial condition.

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we could experience delays in the manufacturing of our products and our financial results could be adversely affected.

We acquire most of the components for the manufacture of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States.  Certain of these suppliers are currently the sole source of one or more key components.  Suppliers of some of the components require us to place orders with significant lead-times to assure supply in accordance with our manufacturing requirements.  Our present lack of working capital may cause us to delay the placement of such orders and may result in delays in supply.  Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations.  In addition, we may not be able to continue to obtain such components from these suppliers on satisfactory commercial terms.  Disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which would have an adverse effect on our business, results of operations and financial condition.

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

The defense electronics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards.  Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products.  We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements.  In addition, we may experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degrees of market acceptance.  If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

We enter into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

We enter into firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. Because many of these contracts involve new technologies, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our business financial condition and results of operation.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access.  The potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market.  In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.  To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material adverse effect on our business, operating results and financial condition.

We are subject to risks associated with international operations; we generate a significant portion of our sales from customers located in countries that may be adversely affected by political or economic instability and corruption.

We are a defense electronics company with worldwide operations. While we derived 58% of our sales in the year ended December 31, 2014 from sales in Israel (22%) and from exports to North America (36%), we expect to derive an increasing portion of our sales and future growth from other regions such as Latin America, India and Central and Eastern Europe, which may be more susceptible to political or economic instability. In addition, in many less-developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products and capabilities. Many of these distributors do not have internal compliance resources comparable to ours. Business activities in many of these markets have historically been more susceptible to corruption. If our efforts to screen third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties under applicable laws and regulations, which may adversely affect our reputation and our business, financial condition or results of operations.

Exports, including to North America, accounted for 78% of our sales in 2014, 80.4% of our sales in 2013 and 75% of our sales in 2012.  Our reliance on export sales subjects us to many risks inherent in engaging in international business, including:

•	Limitations and disruptions resulting from the imposition of government controls;

•	Changes in regulatory requirements;

•	Export license requirements;

•	Economic or political instability;

•	Trade restrictions;

•	Changes in tariffs;

•	Currency fluctuations;

•	Longer receivable collection periods and greater difficulty in accounts receivable collection;

•	Greater difficulty in safeguarding intellectual property;

•	Difficulties in managing overseas subsidiaries and international operations; and

•	Potential adverse tax consequences.

Any of these risks could materially affect our international operations, which may adversely affect our business, results of operations and financial condition.

We may not be able to sustain or increase revenues from international operations and may encounter significant difficulties in connection with the sale of our products in international markets.

In addition, as a SEC registrant, we are subject to the regulations imposed by the Foreign Corrupt Practices Act, or FCPA, which generally prohibits registrants and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or obtaining an improper business benefit.  We have adopted proactive procedures to promote compliance with the FCPA, but we may be held liable for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to the FCPA. Any determination that we have violated the FCPA could materially and adversely affect our business, results of operations and financial condition.

We are subject to risks associated with currency exchange rate fluctuations in the world markets in which we conduct business.

Most of our revenues are derived from sales denominated in dollars or are linked to the dollar.  However, a portion of our expenses, principally salaries and related personnel expenses, are incurred in other currencies, particularly in NIS.  Therefore, our costs in such other currencies, as expressed in dollars, are influenced by the exchange rate between the dollar and the relevant currency.  We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations.  In the past, the NIS exchange rate with the dollar and other foreign currencies has fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. We engage in currency hedging transactions intended to partly reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  However, such transactions may not materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

We are dependent on our senior management and key personnel, and the loss of any key member of our management team could adversely affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are dependent on the services of Herzle Bodinger, the executive chairman of our Board of Directors, and Mr. Zvi Alon, our chief executive officer.  Any loss of their services or the services of other members of senior management or other key personnel could negatively affect our business.

Claims that our products infringe upon the intellectual property of third parties may require us to incur significant costs, enter into licensing agreements or license substitute technology.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend against the claim.  Moreover, a successful claim of product infringement against us or a settlement could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all.  We also may not be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering the product.  Infringement claims asserted against us could have a material adverse effect on our business, operating results and financial condition.

Regulations that impose disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products will result in additional cost and expense and could result in other significant adverse effects.

Rules adopted by the SEC implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act impose diligence and disclosure requirements regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries in our products. Compliance with these rules may result in additional cost and expense, including for due diligence to determine and verify the sources of any conflict minerals used in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. These rules may also affect the sourcing and availability of minerals used in the manufacture of components used in our products to the extent that there may be only a limited number of suppliers offering “conflict free” metals that can be used in our products. There can be no assurance that we will be able to obtain such “conflict free” components in sufficient quantities or at competitive prices. Also, since our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins of the metals used in our products. We may also encounter customers who require that all of the components of our products be certified as conflict free. If we are not able to meet customer requirements, such customers may choose to disqualify us as a supplier, which could impact our sales and the value of portions of our inventory.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our business operating results, financial condition, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares and to the Offering

Because one of our shareholders owns a majority of our outstanding shares, investors will not be able to affect the outcome of shareholder votes.

As of June 30, 2015, Mr. Howard Yeung beneficially owned approximately 48% of our outstanding shares.  For as long as Mr. Yeung has a controlling interest in our company, he will have the ability to exercise a controlling influence over our business and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, as long as Mr. Yeung has a controlling interest in our company, he will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to elect all of the members of our Board of Directors (except outside directors, within the meaning of Israeli law), or prevent an acquisition or any other change in control of us.  Because the interests of Mr. Yeung may differ from the interests of our other shareholders, actions taken by him with respect to us may not be favorable to our other shareholders.

If the offering is not completed, our controlling shareholder and the other lender to our company may elect to convert some or all of the debt held by them into equity.

As a consequence of our need to invest in research and development, our controlling shareholder and one of our directors have provided us with loans in the aggregate amount of approximately $9.9 million (including accrued interest), which are secured by second degree liens over all of our properties. In the event that this offering is not completed by September 30, 2015, our controlling shareholder and the other director lender to our company will be entitled, on a pro rata basis, to convert some or all of the remaining outstanding debt from time to time into our ordinary shares. The terms of such conversion, which were approved by the shareholders of our company, are as follows: (i) the minimum amount to be converted at any one time is $300,000 of debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price; and (iii) any unconverted debt will continue to be subject to the terms of the Standstill Agreement. Any remaining debt owed to the two lenders after this offering may be converted into our ordinary shares on the same terms as described above.  Any such conversion of the outstanding debt will result in dilution to our shareholders, in an increase of our controlling shareholder’s interest in our company, may result in a loss of investor confidence in our company and will likely result in a decline in the share price of our outstanding shares.

Our share price has been volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and daily trading volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	Quarterly variations in our operating results;

•	Operating results that vary from the expectations of securities analysts and investors;

•	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by us or our competitors;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of our intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	Future sales of our ordinary shares;

•	Delisting of our shares from the NASDAQ Capital Market; and

•	Stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations.  Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities.  We may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and divert management’s attention and resources, both of which could have a material adverse effect on our business, operating results and financial condition.

Our ordinary share price may be volatile as a result of this offering.

The trading price of our ordinary shares may fluctuate substantially.  The price of the ordinary shares that will prevail in the market after this offering may be higher or lower than the offering price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.

Substantial future sales of our ordinary shares by our controlling shareholder may depress our share price.

If our controlling shareholder sells substantial amounts of his ordinary shares, including shares issuable upon the conversion of outstanding convertible notes, or if the perception exists that our controlling shareholder may sell a substantial number of our ordinary shares, the market price of our ordinary shares may fall.  Any substantial sales of our shares in the public market also might make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms we deem appropriate.

We do not intend to pay dividends.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future.  The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our Board of Directors.  You should not rely on an investment in our company if you require dividend income from your investment in our company.  The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable.  There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After deducting the underwriters’ discount and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $0.53 per share. In addition, we have outstanding convertible notes, as well as additional outstanding existing debt, the conversion of which may result in significant future dilution.

Shareholder ownership interest in our company may be diluted as a result of future financings or additional acquisitions.

We may seek to raise funds from time to time in public or private issuances of equity and such financings may take place in the near future or over the longer term. Sales of our securities offered through future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.  Our Board of Directors recently approved the adoption of  our 2015 Option Plan which authorizes the grant of options to purchase up to 3,000,000 of our ordinary shares.  Any exercise of grants under the 2015 Option Plan may result in dilution to our shareholders.  In addition, we have issued shares of our ordinary shares for various acquisitions in the past and may do so in the future, which may also result in substantial dilution to the interests of our current shareholders.

While we believe that we are not currently a PFIC and do not anticipate becoming a PFIC, United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the value of our assets, averaged quarterly, are held for the production of, or produce, passive income, we will be characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Determination that we are a PFIC could cause our U.S. shareholders to suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than capital gains rates, and being subject to an interest charge on such gain. Similar rules apply to certain “excess distributions” made with respect to our ordinary shares. A determination that we are a PFIC could also have an adverse effect on the price and marketability of our shares. If we are a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our ordinary shares’ price and trading volume.

Securities research analysts, including those affiliated with our underwriters, may establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts begin to cover us, the trading price for our shares and the trading volume could be adversely affected.

Risks Related to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2015.  Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in neighboring areas to Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Following extensive missile attacks on its southern border and against Israeli population centers in July 2014, Israel invaded the Gaza Strip. On July 21, 2014, all U.S. airlines and most major airlines of other nationalities suspended their flights to Israel’s Ben-Gurion International Airport for several days after a missile landed approximately 1.5 kilometers away. To date, these events have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, we could be adversely affected by the interruption or reduction of trade between Israel and its trading partners.  Some countries, companies and organizations continue to participate in a boycott of Israeli companies and others doing business with Israel or with Israeli companies.  As a result, we are precluded from marketing our products to these countries, companies and organizations.  Foreign government defense export policies towards Israel could also make it more difficult for us to obtain the export authorizations necessary for our activities.  Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel.  Restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on our business operations, operating results, financial condition or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Approximately 15%  of our employees in Israel are obligated to perform annual military reserve duty and are subject to being called for active duty under emergency circumstances.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods.  Our operations could be disrupted by the absence for a significant period of one or more of our key employees or a number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

We may not be able to enforce covenants not-to-compete under current Israeli law.

We have non-competition agreements with most of our employees, many of which are governed by Israeli law. These agreements generally prohibit our employees from competing with us or working for our competitors for a specified period following termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has unique value specific to that employer’s business and not just regarding the professional development of the employee. Any such inability to enforce non-compete covenants may cause us to lose any competitive advantage resulting from advantages provided to us by such confidential information.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our Israeli employees in the course of their employment by us. Under the Israeli Patent Law, 5727-1967 (the “Israeli Patent Law”), inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “C&R Committee”), a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. The C&R Committee (decisions of which have been upheld by the Israeli Supreme Court) has held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. Further, the C&R Committee has not yet set specific guidelines regarding the method for calculating this remuneration or the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into intellectual property assignment agreements with our employees pursuant to which such employees assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named in this prospectus, most of who reside outside the U.S., may be difficult to obtain within the U.S.  Furthermore, since substantially most our assets, our directors and officers and the Israeli experts named in this prospectus are located outside the U.S., any judgment obtained in the U.S. against us or these individuals or entities may not be collectible within the U.S.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.  However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of U.S. courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts. See “Enforceability of Civil Liabilities”.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those of a typical U.S. corporation.

We are incorporated under Israeli law and the rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law.  These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.  In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable to shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ approval.  In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness.  There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or otherwise encumber a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could delay, prevent or impede a merger with or an acquisition of our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders and therefore potentially depress the price of our shares. For further details see “Description of Share Capital – Provisions Restricting Change in Control of Our Company.”

Israeli government programs and tax benefits may be terminated or reduced in the future.

We participate from time to time in programs of the Office of the Chief Scientist in the Ministry of Economy, or OCS, for which we receive funding for the development of technologies and products. The benefits available under these programs depend on meeting specified conditions. If we fail to comply with these conditions, we may be required to pay penalties, make refunds and may be denied future benefits. From time to time, the government of Israel has discussed reducing or eliminating the benefits available under these programs, and therefore these benefits may not be available to us in the future at their current levels or at all.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the Board of Directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we  obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this prospectus and in the documents incorporated by reference into this prospectus and other unforeseen risks. These risks and uncertainties include factors relating to, without limitation: (i) our ability to sustain profitability and have sufficient working capital to fund our operations in the future; (ii) the competitive nature of the industry and our products’ ability to achieve market acceptance; (iii) our ability to manage our growth effectively; (iv) effects of reductions in defense budgets worldwide; (v) material adverse changes in our industry or the global economy; (vi) our expectation to be able to continue to participate in the government market; (vii) our ability to retain key personnel; (viii) our ability to maintain business relationships with our customers and suppliers; (ix) our ability to predict future commerce trends and technology; and (x) the political or economic instability and corruption level in markets worldwide.

Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. These factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, and you are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this prospectus.

RATE INFORMATION

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High	Low
January 2015	3.998	3.899
February 2015	3.966	3.844
March 2015	4.053	3.926
April 2015	4.014	3.861
May 2015	3.890	3.819
June 2015	3.872	3.761

The following table shows, for the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average
2010	3.730
2011	3.579
2012	3.847
2013	3.598
2014	3.589
2015 (through July 30)	3.895

As of July 30, 2015, the daily representative rate of exchange between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 3.781 to $1.00.

USE OF PROCEEDS

We estimate that we will receive $7.6 million, or $8.8 million if the underwriters exercise in full their option to purchase additional ordinary shares, in net proceeds from the sale of the securities in this offering, after deducting underwriting discounts and commissions and offering expenses payable by us. The proceeds of the offering will be used as follows: (i) approximately $7.5 million for repayment of debt, including accrued interest, all of which is payable on August 31, 2016 and bears interest at a default interest rate of LIBOR plus 9.0% (9.4% at July 30, 2015); and (ii) the payment of  $100,000 to an affiliate of our controlling shareholder for expenses incurred by the affiliate in the course of our financing negotiations, including the fees and expenses of its financial and legal advisers. See "Related Party Transactions."

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares traded on the NASDAQ Global Market from 1985 until June 10, 2002, when the listing of our ordinary shares was transferred to the NASDAQ Capital Market. On March 15, 2007, we changed our symbol to “RADA.”

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares on the NASDAQ Capital Market.

Year	High	Low
2010	$2.93	$1.81
2011	$4.48	$1.55
2012	$2.37	$0.95
2013	$2.26	$0.96
2014	$6.29	$1.26
2015 (through July 30)	$3.25	$1.55

Quarterly Stock Information

The following table sets forth for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

	High	Low
2013
First Quarter	$1.92	$1.05
Second Quarter	$1.52	$0.96
Third Quarter	$1.60	$1.00
Fourth Quarter	$2.26	$1.33

2014
First Quarter	$1.80	$1.26
Second Quarter	$1.73	$1.30
Third Quarter	$6.29	$1.31
Fourth Quarter	$3.86	$1.80

2015
First Quarter	$3.25	$1.55
Second Quarter	$2.94	$1.79

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Capital Market:

Month	High	Low
February 2015	$2.56	$2.28
March 2015	$3.25	$1.55
April 2015	$2.94	$2.33
May 2015	$2.76	$2.00
June 2015	$2.21	$1.79
July 2015	$2.38	$1.74

DIVIDEND POLICY

We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the near future.  In accordance with our Articles of Association, our Board of Directors may from time to time declare and cause our company to pay to the shareholders such interim or final dividends as the Board of Directors deems appropriate considering the profits of the company and in compliance with the provisions of the Israeli Companies Law.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2014, on an actual basis, and on an as adjusted basis to give effect to the receipt by us of estimated net proceeds of $7.6 million, or $8.8 million if the underwriters exercise in full their option to purchase additional ordinary shares, from the issuance and sale of 6,910,569 of our ordinary shares offered by us at $1.23 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results or Operations” included elsewhere in this prospectus and our consolidated financial statements and related notes for the year ended December 31, 2014 included in our Annual Report on Form 20-F for the year ended December 31, 2014, which is incorporated herein by reference.

	As of December 31, 2014
	Actual	Adjusted
	(in thousands)
Cash and cash equivalents	$1,786	$1,786
Convertible Note, shareholders' loans and accrued interest	9,494	2,459
Equity:
Ordinary shares NIS 0.015 par value (16,333,333 shares authorized); Issued 8,988,396 actual; 15,898,965 as adjusted	119	146
Additional paid-in capital	70,884	78,440
Accumulated other comprehensive income	536	536
Accumulated deficit	(67,992)	(67,992)
Non-controlling interest	625	625
Total equity	4,172	11,755
Total capitalization	$13,666	$14,214

The above table is based on 8,988,396 ordinary shares outstanding as of June 30, 2015, and excludes:

•	1,435,407 ordinary shares issuable upon exercise of a currently outstanding $3,000,000 convertible loan having an exercise price of $2.09 per share;

•	up to 3,000,000 ordinary shares issuable under the company’s 2015 Option Plan;

•	any ordinary shares issuable upon exercise of the underwriters’ over-allotment option; and

•	accumulated interest subsequent to December 31, 2014.

In the event that there are insufficient proceeds to repay our outstanding debt and accrued interest of $9.9 million (as of June 30, 2015) in full, the holders of the remaining debt will have the right to convert such remaining debt into our ordinary shares at the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price per share. See "Related Party Transactions".

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the pro forma net tangible book value per ordinary share immediately after this offering. Dilution results from the fact that the public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for the presently outstanding ordinary shares.

Our net tangible asset as of December 31, 2014 was $3,585,000, or $0.40 per ordinary share.  Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of ordinary shares outstanding upon consummation of this offering.

Our pro forma as adjusted net tangible book value dilution per ordinary share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and net tangible book value per ordinary share immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of 6,910,565 ordinary shares by us in this offering at $1.23 per share, and after deducting the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value would have been $11,067,000, or approximately $0.70 per ordinary share based on 15,898,965 shares outstanding upon completion of this offering. This represents an immediate increase in pro forma net tangible book value of $0.30 per ordinary share to existing shareholders and an immediate dilution of $0.53 per ordinary share to new investors in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per ordinary share		$1.23
Net tangible book value per ordinary share as of December 31, 2014	$0.40
Increase in net tangible book value per ordinary share attributable to this offering	0.30
Net tangible book value per ordinary share after this offering		0.70
Dilution per ordinary share to new investors		$0.53

If the underwriter's over-allotment option to purchase additional shares from us is exercised in full, the pro forma net tangible book value per share after this offering would be approximately $0.72 per share, the increase in the pro forma net tangible book value per share attributable to existing shareholders would be approximately $0.32 per share and the dilution to new investors purchasing shares in this offering would be approximately $0.51 per share.

The forgoing discussion excludes:

•	1,435,407 ordinary shares issuable upon exercise of a currently outstanding $3,000,000 convertible loan having an exercise price of $2.09 per share;

•	up to 3,000,000 ordinary shares issuable under the company’s 2015 Option Plan; and

•	accumulated interest subsequent to December 31, 2014.

If the underwriter exercises its over-allotment option to purchase additional 1,036,585 units in full, the following will occur:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately 53.0% of the total number of ordinary shares outstanding after this offering; and

•	the number of ordinary shares held by new investors will increase to 7,947,154, or approximately 47.0% of the total number of ordinary shares outstanding after this offering.

In the event that there are insufficient proceeds to repay the outstanding debt and accrued interest of $9.9 million (as of June 30, 2015)  in full, the holders of the remaining debt will have the right to convert such remaining debt into our ordinary shares at the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price per share. See "Related Party Transactions."

SELECTED FINANCIAL DATA

The following selected consolidated financial data for and as of the five years ended December 31, 2014 are derived from our audited consolidated financial statements, which have been prepared in accordance with U. S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2014 and as of December 31, 2014 and 2013 are incorporated by reference in this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2014. Our selected consolidated financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included below and our consolidated financial statements and related notes incorporated by reference in this prospectus from our Annual Report on Form 20-F for the year ended December 31, 2014.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(U.S. dollars in thousands, except per share data)
Summary Statement of Operations Data:
Revenues	$22,481	$21,761	$21,551	$19,405	$27,523
Cost of revenues	15,944	17,160	16,233	13,800	20,117
Gross profit	6,537	4,601	5,318	5,605	7,406
Operating expenses:
Research and development, net	789	1,459	2,423	2,543	1,182
Selling and marketing	2,392	1,959	1,664	2,106	2,563
General and administrative	1,901	1,919	2,137	1,944	1,732
Total operating expenses	5,082	5,337	6,224	6,593	5,477
Operating income (loss)	1,455	(736)	(906)	(988)	1,929
Financial income (expenses)	(1,254)	(1,907)	(1,149)	(531)	(1,184)
Income (loss)	201	(2,643)	(2,055)	(1,519)	745
Net (income) loss attributable to non-controlling interest	7	8	4	(7)	(11)
Net income (loss) attributable to RADA Electronic Industries Ltd.’s shareholders	$208	$(2,635)	$(2,051)	$(1,526)	$734

Per Share Data:
Basic and diluted net income (loss) per ordinary share attributable for RADA Electronic Industries Ltd.’s shareholders	0.02	(0.30)	(0.23)	(0.17)	0.08
Weighted average number of shares used to compute basic and diluted net income (loss) per share	8,945	8,919	8,919	8,899	8,869

	As of December 31,
	2014	2013	2012	2011	2010
	(U.S. dollars in thousands)
Summary Balance Sheet Data:
Working capital (deficiency)	$35	$(152)	$1,977	$2,954	$7,594
Total assets	20,097	22,007	22,886	24,190	27,098
Short-term credits and current maturities of long-term loans	6,709	7,194	7,140	6,338	4,274
Convertible note – short-term	3,000	3,000	3,000	2,810	-
Long-term shareholders loans, net of current maturities	-	-	-	176	881
Convertible note - long term	-	-	-	-	2,598
Shareholders’ equity	3,547	3,350	5,906	7,224	8,583

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements incorporated by reference in this prospectus. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We develop, manufacture and sell defense electronics including military avionics systems for manned and unmanned aircraft, inertial navigation systems for air and land platforms, and tactical land radars for force and border protection applications.  We sell and support our commercial aviation electronic products and services, mainly through our 80% -owned Chinese subsidiary.

General

Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830.  The majority of our sales are made outside of Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been re-measured using the exchange rates in effect at the balance sheet date.  Statement of operations amounts have been re-measured using the average exchange rate for the period.  The financial statements of our foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars.  All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date.  Statement of operation amounts have been translated using the average exchange rate prevailing during the year.  Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements.  These policies have been consistently applied in all material respects.  While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances.  We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

Revenue Recognition.  Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).  Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable.  If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the “input method.”  We apply this method when the total of the costs and revenues of the contract can reasonably be estimated.  The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract.  With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident.  Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts.  Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management, on a cumulative catch-up basis.  Revenues under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion.

We also generate revenues from repair services using our automated test equipment, mainly through CACS. Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  As of December 31, 2014 and 2013, no impairment losses have been identified.

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 “Intangibles-Goodwill and other” prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2014 and 2013 (our annual assessment date), no impairment indicators have been identified.

Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 “Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10.  We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Derivatives and hedging.  We are required to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income as stipulated in FASB ASC 815 “Derivatives and Hedging,” or ASC 815.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.  We use derivatives to hedge certain cash flow foreign currency exposures in order to further reduce our exposure to foreign currency risks.

In 2014, 2013 and 2012, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the consolidated statements of operations as financial income or expense and not against other comprehensive income.  As of December 31, 2014, the fair value of the outstanding forward contracts was $216,000, which was recorded in other payables against financial expense and as of December 31, 2013, the fair value of the outstanding forward contracts was $46,000, which was recorded in other receivables against financial income.

Inventory valuation.  The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $138,000, $313,000 and $72,000 as of December 31, 2014, 2013 and 2012, respectively.

Allowance for doubtful accounts.  Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $24,000, $36,000 and $15,000 as of December 31, 2014, 2013 and 2012, respectively.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).

Cost of Revenues.  Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Marketing and Selling Expenses.  Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, distributors’ fees, public relations, promotional materials, travel expenses and trade show exhibit expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Research and Development Expenses, Net.  Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Financial Expenses, Net.  Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency re-measurement losses.  Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Revenues	100%	100%	100%
Cost of revenues	70.9%	78.9%	75.3%
Gross profit	29.1%	21.1%	24.7%
Research and development, net	3.5%	6.7%	11.2%
Marketing and selling	10.6%	9.0%	7.7%
General and administrative	8.5%	8.8%	9.9%
Operating income (loss)	6.5%	(3.4)%	(4.2)%
Financial expenses, net	(5.6)%	(8.8)%	(5.3)%
Net income (loss)	0.9%	(12.2)%	(9.5)%
Net Loss attributable to non-controlling interest	0.0%	0.0%	0.0%
Net income (loss) attributable to RADA shareholders	0.9%	(12.2)%	(9.5)%

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues.  Our revenues increased by 3% to $22.5 million in 2014 from $21.8 million in 2013.

Cost of Revenues.  Cost of revenues decreased by 7% to $15.9 million in 2014 from $17.2 million in 2013.  The decrease in our cost of revenues is attributable to the significant reduction of low margin programs in 2014  compared to 2013.

Gross Profit.  Our gross profit increased by 42% to $6.5 million in 2014 from $4.6 million in 2013.  Our profit margin was approximately 29% in 2014 and 21% in 2013.  The increase in gross profit in 2014 was mainly attributable to the decrease in the cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net decreased by 46% to approximately $0.8 million in 2014 from $1.5 million in 2013 (net of $15,000 in grants received from the OCS). Our research and development expenses decreased as the result of the maturation of our radar products.   We expect that our research and development expenses in 2015 will remain similar to those we incurred in 2014, and we will sustain a base level of development for our existing products, as well as developing new applications for our products.

Marketing and Selling Expenses. Marketing and selling expenses increased by 22% to approximately $2.4 million in 2014 from $2 million in 2013.  This increase is primarily due to our increased efforts to sell our new radar products, mainly reflected in the costs incurred  as part of our participation in field demonstrations requested by our potential customers.

General and Administrative Expenses.  General and administrative expenses decreased by 1% to approximately $1.9 million in 2014 from $1.92 million in 2013.  We expect that in 2015 our general and administrative expenses will remain similar to those we incurred in 2014.

Financial Expenses, Net.  Our financial expenses, net decreased by 34% to $1.25 million in 2014 compared to $1.9 million in 2013.  Our interest expense, net was $708,000 in 2014 compared to $729,000 in 2013.  Our expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $43,000 in 2014 compared to $489,000 in 2013.  Foreign currency exchange differences, net resulted in loss of $63,000 in 2014 compared to loss of $120,000 in 2013, primarily due to changes in the NIS/dollar exchange rate.  We expect that in 2015 our financial expenses will remain similar to those we incurred in 2014.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Revenues.  Our revenues increased by 1% to $21.8 million in 2013 from $21.6 million in 2012.

Cost of Revenues.  Cost of revenues increased by 6% to $17.2 million in 2013 from $16.2 million in 2013.  The increase was primarily due to the erosion of the dollar against the NIS.

Gross Profit.  Our gross profit decreased by 13% to $4.6 million in 2013 from $5.3 million in 2012.  Our profit margin was approximately 21% in 2013 and 25% in 2012.  The decrease in gross profit in 2013 was mainly attributable to the increase in the cost of revenues.

Research and Development Expenses, Net.  Our research and development expenses, net decreased by 40% to approximately $1.5 million in 2013 (net of $15,000 of grants received from the OCS) from $2.4 million in 2012 (net of $142,000 in grants received from the OCS).

Marketing and Selling Expenses. Marketing and selling expenses increased by 18% to approximately $2 million in 2013 from $1.7 million in 2012.  This increase was primarily due to an increase in commissions and the costs associated with the engagement of a U.S. market consultant.

General and Administrative Expenses.  General and administrative expenses decreased by 10% to approximately $1.9 million in 2013 from $2.2 million in 2012.

Financial Expenses, Net.  Our financial expenses, net increased by 66% to $1.9 million in 2013 compared to $1 million in 2012.  Our interest expense, net was $729,000 in 2013 compared to $376,000 in 2012.  Our expense resulting from the amortization of the discount on a convertible note and loans from shareholders was $489,000 in 2013 compared to $516,000 in 2012.  Foreign currency exchange differences, net resulted in a loss of $120,000 in 2013 compared to income of $106,000 in 2012, primarily due to changes in the NIS/dollar exchange rate.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offering in 1985, private placements of our ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks (most recently Bank Leumi Le-Israel B.M. and the Israeli branch of State Bank of India, or the Banks), research and development grants from the government of Israel and the Israel-U.S. Binational Industrial Research and Development Foundation, investment grants for approved enterprise programs and marketing grants from the government of Israel.

As of December 31, 2014, we owed $0.9 million under a bank annual line of credit and $0.69 million of secured borrowing with a bank against specific accounts receivable.  In addition, the Banks provided $0.5 million of guarantees on our behalf, mainly to our customers and suppliers in the ordinary course of business.  The guarantees are secured by a first priority floating charge on all of our assets and by a fixed charge on our property in Beit She’an, goodwill (intangible assets), unpaid share capital and insurance rights (rights to proceeds on insured assets in the event of loss).  Our agreements with the Banks prohibit us from: (i) selling or otherwise transferring any assets except in the ordinary course of business; (ii) placing a lien on our assets without the Banks’ consent; or (iii) declaring dividends to our shareholders.

We had working capital as of December 31, 2014 of $0.035 million compared with a working capital deficit of $0.15 million at December 31, 2013.  Cash and cash equivalents amounted to $1.8 million (of which approximately $1 million was held by our Chinese subsidiary) as of December 31, 2014 compared to $2.1 million as of December 31, 2013.  The cash held by our Chinese subsidiary has been accumulated from its operations and we have not sought to repatriate such funds. Restricted short-term and long-term bank deposits amounted to $0.68 million as of December 31, 2014 compared to $1.0 million as of December 31, 2013.  As a result of our net loss in the first quarter of 2015, we had a working capital deficit of approximately $855,000 at March 31, 2015.

In July 2008, we borrowed $1.5 million from Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our controlling shareholder, in order to facilitate further development of our INS technology.  This loan carried interest at LIBOR + 3% payable at the beginning of every quarter.  On  September 2, 2012, FCD  agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid, so that 50% of such amount would be paid on December 10, 2012 and the remaining 50% would be payable on February 10, 2013. In August 2013, FCD agreed to reissue $350,000 of the loan that had been previously repaid by our company in March 2013 and to facilitate an additional short-term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three-month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1,200,000. As of December 31, 2014, we repaid the amount due under the Credit Facility but not the remaining balance of the original INS loan ($1,150,000).  According to the first amendment to the Standstill Agreement, as described below, we began to incur default interest payments at the rate of 4% above the original interest rate on such loan effective February 1, 2013.

In October 2010, a $3 million convertible note originally issued to Mr. Yeung in December 2007 (subsequently assigned by him to FCD) was extended to October 2012.  In addition, the expiration date of a warrant to purchase up to an aggregate of 1,578,947 ordinary shares granted to Mr. Yeung at such time was extended to October 2014. Such warrant has expired. The convertible note bears interest at a rate of six-month LIBOR + 3.5% and is convertible into ordinary shares at a conversion price of $2.09 per share.  The note is secured by a second degree floating charge over all of our assets. From February 1, 2013, the loan bears a default increased interest rate of six-month LIBOR + 7.5%.  According to the first amendment to the Standstill Agreement, as described below, we began to incur default interest payments at the rate of 4% above the original interest rate on such loan effective February 1, 2013.

In September 2011, we entered into a revolving loan agreement with FCD.  The loan was in the principal amount of $1.7 million, bearing interest of three-month LIBOR + 2.5% per annum.  The principal and all the unpaid and accrued interest was paid on February 29, 2012 with the proceeds from a new loan from FCD and Mr. Ben Zion Gruber, a shareholder and member of our Board of Directors. The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting of shareholders held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining portion of the loan was added to our working capital.  The loan bore interest at the rate of the greater of three-months LIBOR + 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on January 31, 2014. In addition, on February 28, 2012, we issued to FCD and to Mr. Ben Zion Gruber warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.  These warrants had a term of three years.  The second degree floating charge that was granted with respect to the convertible note of 2007 secures this loan as well. As of December 31, 2014, the outstanding balance of this loan was $2.97 million.

In April 2014, we borrowed $1.0 million from FCD for working capital. This loan carried interest at three-month LIBOR + 3.5% payable at the beginning of every quarter, and the principal was due on January 31, 2015.

Due to our cash flow and working capital difficulties, we were not able to timely and fully make the repayment of interest and principal amounts to our lenders. As a result we were required to pay the default interest on account of all such loans and all such loans may be accelerated by our lenders.

However, we entered into a Standstill Agreement with our lenders, effective as of February 1, 2013, according to which, except in extraordinary circumstances, no action was to be taken to accelerate the loans or to exercise their rights prior to January 31, 2014. In April 2014, the Standstill Agreement was amended and the forbearance period pursuant to such agreement was extended until January 31, 2015.

On April 27, 2015, following the approval by our shareholders, the Standstill Agreement was further amended and the termination of the forbearance period was extended to the earlier of (i) August 31, 2016 or (ii) 30 days after the closing of a potential offering, resulting in the repayment of at least $7.5 million on account of the debt owed to our lenders. Pursuant to the April 27, 2015 amendment of the Standstill Agreement, as of and after February 1, 2015, the default interest  on all outstanding principal amounts is six-month LIBOR+ 9%. On June 1, 2015 we entered into a further amendment to the Standstill Agreement that provides clarification that in the event that this offering results in the repayment of a minimum amount of $7.5 million of the outstanding debt, the forbearance for such remaining debt will be extended to August 31, 2016.  A copy of the April 27, 2015 amendment to the Standstill Agreement as well as the amendment dated June 1, 2015 are filed as exhibits to the registration statement of which this prospectus is a part.

We made capital expenditures of $328,000 in the year ended December 31, 2014, primarily for machinery and equipment.  We currently do not have any significant capital spending or purchase commitments.

Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Short-term debt obligations	$8,120,000	$8,120,000	-	-	-
Operating lease obligations	1,591,000	576,000	1,015,000	-	-
Total	$9,711,000	$8,696,000	$1,015,000	-	-

In addition, we have long-term liabilities for severance pay for certain employees that are calculated pursuant to Israeli law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date.  Under Israeli law, employees are entitled to one month’s salary for each year of employment or a portion thereof upon termination of employment in certain circumstances, including the retirement or death of an employee or the termination of employment of an employee without due cause.  As of December 31, 2014 our severance pay liability was $634,000.

Foreign Currency Exchange Risk

The depreciation of the NIS against the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  As of December 31, 2014, we had liabilities payable in NIS which are not linked to the dollar in the amount of $3.8 million and cash and receivables in the amount of $1.6 million denominated in NIS.  Accordingly, 1% appreciation of the NIS against the dollar would increase our financing expenses by approximately $54,000.  A 1% depreciation of the NIS against the dollar would decrease our financing expenses by the same amount.  Neither a 10% increase nor decrease in current exchange rates would have a material effect on our consolidated financial statements.  However, the amount of liabilities payable and/or cash and receivables in NIS is likely to change from time to time.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in continuing operations.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.  The caption “Financial expenses, net” in our consolidated financial statements includes the impact of these factors as well as traditional interest income or expense.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the NIS against the most important currency for our business, the dollar, until December 31 each year and the year before, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year ended December 31,
	2014	2013	2012	2011	2010
NIS vs. U.S. Dollar	12%	(7.0)%	(2.3)%	7.7%	(6.0)%
Israeli Consumer Price Index	(0.2)%	1.8%	1.6%	2.2%	2.7%

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations, particularly larger periodic devaluations, may have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2013	2012
	(U.S. dollars in thousands)
Net cash provided by (used in) operating activities	122	1,432	(752)
Net cash provided by (used in) investing activities	66	(85)	(219)
Net cash provided by (used in) financing activities	(528)	(435)	1,008
Effect of exchange rate changes on cash and cash equivalents	(11)	61	20
Net increase (decrease) in cash and cash equivalents	(351)	973	57
Cash and cash equivalents at beginning of the year	2,137	1,164	1,107
Cash and cash equivalents at end of the year	1,786	2,137	1,164

Net cash provided by operating activities was $122,000 in 2014.  This was primarily due to a decrease in trade receivables of $1,435,000, depreciation and amortization of $690,000 and a decrease in inventories of $111,000.  This was offset by an increase in costs and estimated earnings in excess of billings, net of $599,000, decrease in trade payables of $1,594,000 and a decrease in other payables of $163,000. Net cash provided by operating activities was $1,432,000 in 2013.  This was primarily due to a decrease in trade receivables of $491,000, depreciation and amortization of $752,000, amortization expense on a convertible note and loans of $489,000.  a decrease in other receivables of $484,000, a decrease in inventories of $449,000, an increase in trade payables of $981,000 and an increase in other payables of $600,000. This was offset by an increase in costs and estimated earnings in excess of billings, net of $236,000. Net cash used in operating activities was $752,000 in 2012.  This was primarily due to a decrease in trade receivables of $1.5 million, depreciation and amortization of $897,000, a decrease in inventories of $325,000 and amortization expense on a convertible note and loans of $516,000.  This was offset by an increase in other receivables of $337,000, an increase of costs and estimated earnings in excess of billings, net of $943,000, a decrease in trade payables of $463,000 and a decrease in other payables of $392,000.

Net cash provided by investing activities was approximately $66,000 in 2014, primarily due to a change in restricted deposits of $392,000 and offset by an investment of $328,000 in property, plant and equipment.  Net cash used in investing activities was approximately $85,000 in 2013, primarily due to a change in restricted deposits of $282,000 offset by an investment of $370,000 in property, plant and equipment.  Net cash used in investing activities was approximately $219,000 in 2012, primarily due to a change in restricted deposits of $472,000 and our investment of $688,000 in property, plant and equipment.

Net cash used in financing activities was $528,000 in 2014, reflecting net repayment of $230,000 from a shareholder loans transaction and a decrease in short-term bank credit of $298,000. Net cash used in financing activities was $435,000 in 2013, reflecting net proceeds of $850,000 from a shareholder loans transaction and a decrease in short-term bank credit of $1,285,000. Net cash provided by financing activities was $1,008,000 in 2012, reflecting net proceeds of $1,769,000 from a shareholder loans transaction and a decrease in short-term bank credit of $761,000.

As a result of the foregoing, at December 31, 2014, we had working capital of $35,000 and cash and cash equivalents of $1,786,000 (of which approximately $1 million was held by our Chinese subsidiary) as compared to a working capital deficit of $152,000 and cash and cash equivalents of $2,137,000 at December 31, 2013.

We expect to fund our short-term liquidity needs, including our obligations under our credit facilities, other contractual agreements and any other working capital requirements, from our cash and cash equivalents, operating cash flow and our credit facilities.  We believe that our current cash and cash equivalents, credit facilities and our expected cash flow from operations will be sufficient to meet our cash requirements in 2015.

BUSINESS

Our Company

We develop, manufacture and sell defense electronics, including avionics solutions (including avionics for unmanned aerial vehicles), airborne data/video recording and management systems, inertial navigation systems and tactical land radars for defense forces and border protection systems.  In addition, we continue to sell and support our legacy commercial aviation products and services, mainly through our Chinese subsidiary.

We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but to also provide comprehensive end-to-end solutions for one or more systems. Our current product lines include:

•	Military avionics (data/video recorders, core avionics for aircraft and UAVs) which accounted for approximately 89% of our sales in 2014;

•	INS for aerial and land platforms; and

•	Tactical radars for defense forces and land based border protection systems.

We have been a developer and manufacturer of core avionics systems for over 30 years and have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including flight data recorders for fighter aircraft, digital video/audio/data recorders, high-rate (no compression) data recorders for aircraft and airborne pods, video recorders and airborne data servers, a wide range of head-up-displays color video cameras for fighter aircraft and a variety of ground debriefing solutions.

We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide.  Our avionics solutions range from fully integrated avionics suites, MOTS, core avionics subsystems, to tailor-made “built-to-spec” units, backed by our teams of experts dedicated to providing global technical and maintenance support. Our avionic products are utilized by leading air forces and prime integrators worldwide, such as the IAF, Lockheed Martin, Boeing, GE Aviation, HAL, Embraer, IAI, Rafael, FACh and many others.  Our units are installed onboard F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a number of UAVs.

Leveraging our long-standing scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro and micro-electro mechanical system sensors, and taking advantage of our experience in electronic and mechanical design, we independently developed a line of advanced, yet affordable, inertial navigation systems, or INS.  Our INS products are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems. Among our customers for inertial navigation solutions are leading air forces and prime integrators worldwide, including the IAF, IAI, Rafael, Embraer, Indra, and India’s DRDO.

We also independently developed advanced ground radars for tactical applications such as defense forces protection and border protection.  Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array antenna, or AESA, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, and demonstrate unprecedented performance-to-price ratio.  Among our customers who have purchased our ground radars for research and testing purposes are prime integrators and air forces, including Boeing, Lockheed Martin, DRS, the ONR (all of which have purchased radar systems for research and experimental purposes only) and the Israeli Ministry of Defense for its national alert system.

In addition, we continue to support our legacy commercial aviation test stations.  We also provide test and repair services through our China-based subsidiary.

Industry Background

The defense electronics market has grown in recent years and currently accounts for a large part of the defense business.  We believe that the defense electronics market reflects two contradictory trends, the increased use of defense electronics, which has been offset by the significant reduction in the price of electronic systems, resulting in a reduction in the dollar value of the market.  These two trends have kept the annual total global defense electronics market size an almost a constant level during the recent years.  With our new inertial navigation systems and tactical radar products, the size of the markets which we address has expanded.  According to a report issued in June 2014 by the market research company Yole Développement titled “High-End Gyroscopes, Accelerometers and IMUs for Defense Aerospace and Industrial”  the estimated market for INS was approximately $2 billion in 2014 and that the market was expected to grow by a 4.5% compounded annual growth rate, or CAGR, through 2019.  Similarly, in an article published in the Microwave Journal in December 2014, the program director of Strategy Analytics reported that the global military radar market would grow at a CAGR of 3.6% from 2013 to 2023 with a total market worth of over $18.5 billion in 2023.  Today, new military vehicles of all kinds are equipped with significantly more electronic systems than they used to carry in the past. The increasing usage of advanced electronics in modern vehicles, including upgrades of existing technology and the growing use of unmanned vehicles of all kinds, have provided significant growth in the number of units sold in the market.

Today’s advanced defense electronics systems typically incorporate components that are derived from the industrial or the consumer electronics markets, especially from the telecom markets.  Most of the defense electronics systems are built with commercial components and sub-systems, which reduce the overall price, and at the same time generate component obsolescence issues. The obsolescence issues arise because commercial suppliers generally do not sell or support components or subsystems for the lengthy periods of time required by purchasers of defense electronic systems. As a result, we may be required to invest additional amounts to source, substitute and integrate components and subsystems and keep them updated.

Purchasers of our defense electronics products are either governments or major defense contractors acting as integrators.  Engagement in business relationships with these customers is complex, has long sales cycles and requires long-term commitments for future support of delivered hardware.  Production batches of such products are usually small. Suppliers of defense electronic systems with whom we compete are either providers of sub-systems to major integrators or providers of integrated systems to the industry or to armed forces.  Our competitors are typically very large companies with substantially greater resources than us and have diversified product offerings.

Our Strengths

We believe that, because of the following competitive strengths, we will be able to enhance our position as a provider of defense electronics:

●	As an industry innovator, we continue to develop and incorporate cutting edge technologies into our products;

●	We employ approximately 45 persons in our research and development activities who have hands-on experience and expertise;

●	We provide innovative and cost-effective products, often at prices significantly lower than our competitors;

●	In our industry. we offer a rare combination of being a small, well established and highly responsive company with a wealth of experience;

●	We provide a high level of responsiveness to customer needs; and

●	We have an experienced management team with almost 200 years of industry and military experience and an average tenure with our company of 17 years.

Our Strategy

Our business development strategy is based on the following principles:

•	Maintaining our business focus on electronic systems for the military and para-military markets;

•	Expanding our product offerings by adding new applications to our existing product lines and by adapting our products to land systems;

•	Expanding our customer base by including our products in solutions and integrated systems for airborne and land vehicles;

•	Establishing sales channels with system integrators and major manufacturers such as Embraer, HAL, Lockheed Martin, Boeing, IMI, IAI, Rafael, DRS and others;

•
Expanding our products base through identification of current and future applications that may become affordable by the incorporation of advanced commercial off-the-shelf technologies that offer superior performance and/or significant price savings; and

•	Developing new marketing channels aimed directly at large potential markets, especially land-based defense systems and homeland security segments.

Our Products

Military Avionics

We are a leader in the field of mission data recording, management, and post-mission analysis and debriefing.  Over the past 25 years we have developed, fielded and supported a wide range of solid-state digital recorders, cameras and debriefing systems for aerospace and military applications, including:

•	Flight data recorders, or FDR, for fighter aircraft;

•	Digital video/audio/data recorders, or DVDR (with data transfer functions);

•	High-rate (no compression) data recorders, or HRDR, for aircraft and airborne pods;

•	Video recorders and airborne data servers, or VRDS, the latest approach to avionic data management;

•	A wide range of head-up-displays color video cameras, or HCVC, for fighter aircraft; and

•	A variety of ground debriefing solutions, or GDS.

During the year ended December 31, 2014, military avionics sales accounted for approximately 89% of our revenues.

Featuring state-of-the-art technologies, our digital recorders are designed for military applications.  Our high-performance recorders provide simultaneous, high-capacity video (both analog and digital/HD), audio and data recording, high throughput and mass storage handling capabilities, supporting rapid dissemination and real time playback.  Our video recorders implement MPEG-2 and/or MPEG-4 (H.264) compression formats, supporting up to 128GB of solid state memory, facilitating continuous recording over extended mission durations.

Our GDS feature synchronized video, audio, data, and air combat maneuvering debriefing.  GDS vary from personal, laptop-size debriefing units, through robust desktop multi-channel systems supporting the mission debriefing of four-aircraft formations up to large-scale simultaneous debriefing systems.  These network-based systems support large numbers of participants operating from different locations, and provide advanced data management features.

We currently offer a wide spectrum of military avionics systems designed for integration in new and upgraded military aircraft and UAVs worldwide.  Our avionics solutions range from fully integrated avionics suites, MOTS core avionics subsystems, to tailor-made “built-to-spec” units, backed by our teams of experts dedicated to providing global technical and maintenance support. Our avionics systems are easily adapted to western, eastern, and indigenous-origin platforms of all kinds.  We provide our avionic expertise as team members and subcontractors and as prime contractors for avionic upgrades.  In particular, our avionics for UAVs are extremely compact through modern board connectivity solutions, use of innovative conductive cooling techniques, withstand extreme environmental conditions and are very reliable and affordable.

We offer the following avionics solutions:

•	Complete integrated avionics upgrade suites for fighters and mission aircraft;

•	Mission and display computers;

•	Weapon management systems;

•	Data interface and processing computers;

•	Mission data recorders and debriefing solutions;

•	HUD video cameras;

•	INS; and

•	Avionics for UAVs (interface control processors, engine control computers, payload management computers, and others).

Our products are qualified and utilized by leading air forces and prime integrators worldwide, such as the IAF, Lockheed Martin, Boeing, GE Aviation, HAL, Embraer, IAI, Rafael, FACh and others. Our units are installed onboard F-16, F-15, A-4, Jaguar, MiG-27, Su-30MKI, Dhruv Helicopter, MiG-29, Super-Tucano and other aircraft, and onboard a continuously-growing number of UAVs.

Inertial Navigation Systems

Leveraging on our in-depth scientific research and algorithmic expertise, utilizing state-of-the-art fiber optic gyro, or FOG, and micro-electro mechanical systems, or MEMS, sensors, and taking advantage of our experience in electronic and mechanical design, we have introduced a line of advanced - yet affordable - inertial navigation systems, or INS.  Our INS products are adaptable to the performance and interface requirements of multiple combat platforms and weapon systems.  Among our navigation products are:

•	R-100F: FOG-based, navigation-grade Embedded GPS-INS;

•	R-200M: Compact, MEMS-based, multiple-sensor aided INS for combat platforms and weapons;

•	MAVINS – Modular Avionics and MEMS-based INS: Specially-designed compact integrated solution for UAVs and disposable applications; and

•	Inertial measurement units, or IMUs.

Our navigation solutions introduce sophisticated and proprietary sensor fusion algorithms and embed modular design principles, leading to minimal integration efforts into larger mission systems.  The compact, reliable, and affordable INS are applicable to manned and unmanned platforms, as well as to disposable applications.

Our INS line of products ranges from IMUs through fully-integrated and compact modular avionics and INS/GPS for UAVs, to navigation-grade, high-performance systems.  Our navigation products are backed by our global, dedicated, and professional technical and maintenance services.  We are continuing with our research and development efforts and intend to design a complete family of applications that will provide solutions for various manufacturers’ needs.  At the same time, we are marketing our products to our strategic customers and are working together to define the next versions of this family of solutions.

Among our customers for navigation solutions are leading air forces and prime integrators worldwide, including the IAF, IAI, Rafael, Embraer, Indra, Urban Aeronautics Ltd., Avibras Indústria Aeroespacial and India’s DRDO.

Tactical Radars for Defense Forces and Border Protection Solutions

We develop advanced ground radars for tactical applications such as defense forces protection and border protection.  Our pulse Doppler, software-defined radars are solid-state, fully digital, incorporate active electronically scanned array, or AESA, antenna, are compact, mobile and highly reliable, provide hemispheric spatial coverage and multi-mission capabilities, and demonstrate unprecedented performance-to-price ratio.

The asymmetric and irregular conflicts in which modern armies have been engaged in recent years dictate the need for instantaneous and real-time intelligence, minimal cycle time for target acquisition, highly accurate weapons with minimal collateral damage and discrimination between hostiles and civilians. Our tactical radars, which move with maneuvering combat units in the field, provide the real-time knowledge of whether and from where they are threatened, detect all relevant threats from any firing angles (including very high angles), discriminate among threats and provide the needed intelligence for any course of action, whether counter-fire or avoidance.  The performance-over-price ratio of our radars makes them ideal solutions to the needs and requirements imposed by the asymmetric arena.

We offer two radar hardware platforms: the CHR, which is tailored for use in combat vehicles and short-range protection applications; and the MHR, which is tailored for use in force and border protection applications.  For each radar platform we implement several operational missions by changing the radar operational parameters.

The current operational missions of the CHR platform are the following:

•
The RPS-10 radar sensors for active protection systems, or APS, detect all relevant threats that may be fired at combat vehicles, including RPGs, anti-tank guided missiles (ATGMs) and projectiles and provide 360° hemispheric coverage. The system delivers threat data to the APS, enabling it to neutralize threats.

•
The RPS-15 comprehensive hostile fire management system for combat vehicles detects, tracks, classifies  and locates direct and elevated threats fired at combat vehicles, allowing the mobile force to successfully complete its mission while operating in a hostile environment.

The current operational missions of the MHR platform are the following:

•
The RPS-40 hostile fire detection radar system detects, tracks, classifies and locates direct and elevated threats fired at stationary or mobile forces. It computes the Point-Of-Origin (POO) and Point-Of-Impact (POI) of the threats, which may be rockets, artillery, mortars, ATGMs, RPGs, and additional other threats. The system can be integrated with any protection and Command, Control, Communications, Computers and Intelligence (C4I) system and be installed at stationary bases and posts or onboard fighting vehicles.

•
The RPS-42 tactical hemispheric air surveillance radar system can detect, classify and track all types of aerial vehicles, including fighters, helicopters, UAVs, transport aircraft, etc. at tactical ranges. Mobile or stationary, the system can be integrated with any C4I system and other radars and sensors and can operate either as a stand-alone or as part of a large-scale surveillance system.

•
The RHS-44 radar system for border protection can detect, identify, and track aerial and surface border intruders including slow and small aircraft, vehicles, vessels, and pedestrians at tactical ranges. The RHS-44 can operate either as a stand-alone or as part of a large-scale surveillance system.

Among our customers for radar systems are leading prime integrators and air forces, including Boeing, Lockheed Martin, DRS, the ONR (all of which have purchased radar systems for research and experimental purposes only) and the Israeli Ministry of Defense for its national alert system.

Support of Legacy Products

We support our customers that use our commercial aviation test stations by providing ongoing maintenance and repair services through product support agreements.

Business Development, Sales and Marketing

Strategic Relationships and Customers

As part of our business development strategy, we have entered into a number of strategic relationships with leading global defense contractors and several air forces.  We have focused our marketing and sales efforts to support these relationships.

Lockheed Martin.  Lockheed Martin is the manufacturer of the F-16 aircraft, one of the most popular fighter aircraft in the western world today.  We are supplying the DVDR and GDS for new F-16 aircraft production and for F-16 upgrade programs led by Lockheed Martin. In 2015, Lockheed Martin ordered a single radar system for integration in their internally funded high energy laser research and development program.

Israel Military Industries.  IMI is a world leader in the field of APS for land platforms and is the developer and manufacturer of the “Iron Fist” APS.  We are teamed with IMI on the integration and production of our RPS-10 radars as part of their “Iron Fist” APS solution for local and global customers.  In July 2011, the “Iron Fist” APS successfully completed trials conducted by the U.S. Defense Department. In 2013, it was integrated and successfully demonstrated through live fire tests on the NAMER heavy infantry fighting vehicle.

Israel Aerospace Industries.  We actively supply avionics and test equipment to four different divisions of IAI, and in particular to the LAHAV and MALAT divisions of IAI, which are major aircraft integrators and utilize our products and services.

Hindustan Aeronautics Ltd.  HAL is the major aerospace integrator in India.  We are currently cooperating with four divisions of HAL and supply DVDRs, HCVCs, GDS, support equipment and other services in growing numbers.

Embraer S.A.  The Military Aircraft Division of Embraer is a strategic customer.  In addition to supplying avionics such as DVDR, INS and HCVC to Embraer, we are participating to a greater degree in Embraer’s programs through the development and supply of avionic units per their specifications and their training and support activities.

Rafael Advanced Defense Systems Ltd.  Rafael is a world leader in the development and supply of missiles, smart weapons and pods of various types.  Rafael has become a strategic customer of ours as a result of our development and production of a few advanced built-to-specification products in recent years.

Boeing Defense, Space and Security.  Boeing, a provider of air defense and high-energy laser systems, acquired our MHR in 2013 for evaluation of its use as part of its directed energy tactical systems. Field testing of the system has commenced.

DRS Technologies, Inc. DRS is a major player in the defense electronics market in North America, with focus on tactical systems and radars. In 2015, we signed a teaming agreement with DRS to market, sell, produce and maintain our tactical radars in the North American market. In March 2015, DRS purchased two MHR radar units for demonstration needs as part of their marketing activities.

Military Forces. We are the sole providers of digital recorders and debriefing solutions to an air force in Latin America.  We are the primary provider of recorders and debriefing solutions to a major Asian air force.  Our tactical radars are used by the U.S. Navy as part of their ground-based air defense advanced technology development program and are under evaluation by the defense forces of a Far-Eastern country. Relationships with military forces introduce the potential of prolonged cooperation.

Business Development and Marketing

Our executive chairman, Maj. Gen. (Ret.) Herzle Bodinger, our chief executive officer, Mr. Zvi Alon, and our chief business development officer, Mr. Dov Sella, lead our business development and marketing efforts.  We currently employ six additional professionals in the marketing and sales of our products, three of them part-time.  Our chief technology officer and our engineering department support our marketing and sales efforts with respect to proposal preparations and products demonstrations.  In addition, we have business development consultants in Europe, South America and Asia, who receive fees for sales generated by them, and two part-time consultants, who assist us in the development of the North American market.

The Israeli Ministry of Defense has historically supported, and continues to support, our marketing efforts through its defense export assistance branch and through various projects for the IDF and its related divisions.   There is no guarantee that this type of assistance will be available to us in the future.

We take part in and present our tactical radars at the major land systems exhibitions on a regular basis, such as the Association of the United States Army (AUSA) Annual Meeting in Washington, D.C., Eurosatory in Paris, DSEI in London, and in regional exhibitions such as LAAD in Brazil, Seoul Aerospace & Defense, and DefExpo in India.

Principal Customers

Generally, we complete a few major transactions each year, each in an amount comprising more than 10% of our revenues for such year.  As a result, each year a significant portion of our revenues is derived from a small number of customers.  The following table sets forth the percentage of our revenues attributable to our principal customers in the three years ended December 31, 2014:

	Year ended December 31,
	2014	2013	2012
Embraer S.A.	16%	20%	32%
Lockheed Martin Corporation	13%	17%	5%
Hindustan Aeronautics Ltd	22%	17%	6%
Israel Aerospace Industries	10%	12%	11%
A Latin America Customer	-	11%	9%
Israeli Ministry of Defense	5%	1%	5%
GE Aviation	4%	2%	4%
Russian Aircraft Corporation MiG	2%	2%	11%

Although we continually strive to increase the number of our customers, we anticipate that a significant portion of our future revenues will continue to be derived from a small number of customers.  Because of our dependency on a small number of customers and on government contracts, we are subject to business risks, including changes in governmental appropriations and changes in national defense policies and priorities.  Although many of the programs in which we participate as a contractor or subcontractor may extend for several years, our business is dependent upon annual appropriations and funding of new and existing contracts.  Most of the contracts are subject to termination for the convenience of the customer, pursuant to which the customer pays only for reimbursement of costs incurred and the applicable profit on work performed.  The Israeli government or any other government may discontinue funding purchases of our products over the long term.

Geographical Markets

We sell our products to various air forces and companies worldwide.  The following table presents our revenues by geographical markets for the periods indicated:

	Year ended December 31,
	2014	2013	2012
Israel	22%	20%	25%
South and Latin America	12%	31%	41%
Asia	29%	25%	21%
North America	36%	23%	11%
Europe	0%	1%	1%

Backlog

On March 31, 2015, our backlog for equipment sales and revenues from multi-year service contracts for our products was approximately $ 24.8 million, down from approximately $29.2 million at March 31, 2014. Backlog is not necessarily indicative of future sales. Many of our contracts can be terminated at the convenience of the customer.  In addition, some of our contracts may include product specifications that require us to complete additional product development. Any inability to meet the specifications or complete the product development could lead to a termination of the related contract.

Customer Service

Customer service plays a significant role in our sales and marketing efforts. Our ability to maintain customer satisfaction is critical to building our reputation and increasing growth in our existing markets as well as penetrating new markets. In addition, customer contact and the customer feedback we receive in our ongoing support services provide us with information on customer needs and contribute to our product development efforts. We generally provide maintenance services under separate customized agreements. We provide services through customer training, local third-party service organizations, our subsidiaries, or our personnel, including sending appropriate personnel from any of our offices in Israel. We generally provide our customers with a warranty for our products for periods between one to two years. Costs incurred annually by us for product warranties have to date been insignificant; however, there can be no assurance that these costs will not increase significantly in the future.

Competition

The markets for our products are highly competitive.  Our principal competitors in the defense electronics market include Elbit Systems Ltd., Goodrich Corporation, Honeywell International Inc., IAI, Northrop Grumman Corporation, Sagem Avionics LLC., Thales Group, Zodiac Aerospace Group and SRC Inc.  We expect to continue to face competition from these and other competitors.  Most of our competitors are larger and have substantially greater resources than us, including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we do.  These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us.  We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

Research and Development

Our research and development investments focus on improvements to our existing products and the development of complementary products that would provide continued support for our current customers and would improve our capability to market our products to new customers.  In 2014, 2013 and 2012 we incurred $0.8 million, $1.5 million and $2.4 million, respectively, of research and development expenses, net of grants.  The vast majority of these expenses are attributable to research on our radars.  In 2015, we will continue to invest in the research and development of new products.  As of December 31, 2014, we employed 45 engineers (including 5 sub-contractors) in research and development, who concentrate mainly on research and development activities generated through customer orders and to a lesser extent on internal research and development activities.

The OCS encourages research and development by providing grants to Israeli companies, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, as amended. The terms of such grants prohibit the manufacture of the developed products outside of Israel and the transfer of technologies developed using the grants to any person without the prior written consent of the OCS.  We received grants of $5.5 million for 14 programs, of which  six (6) programs were closed due to marketing failure. We are awaiting a decision on our request to the OCS to close an additional five (5) programs  that failed to generate revenues in the past few years.We fully refunded one (1) program and we currently have two (2) active programs. During 2009 and until 2012 we developed a new radar sensor for APS, partly financed by the OCS through grants equal to 40% of research and development expenses related to that program.  In 2009, 2010, 2011, 2012 and 2013, we received royalty bearing grants of $203,000, $180,000, $382,000, $142,000 and $15,000, respectively, from the OCS.  Pursuant to applicable Israeli law, we are currently required to pay royalties at the rate of 3-5% of sales of products developed with certain grants received from the OCS, up to 100% of the amount of such grants, adjusted by the exchange rate with the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits.  As of December 31, 2014, our total obligation for royalty payments, net of royalties paid or accrued was approximately $1.5 million. Of such amount, our obligation with respect to the new radar programs is approximately $1.1 million and approximately $0.4 million is related to avionics products (automated test equipment) from which we failed to generate revenues in the past few years. We are awaiting a decision on our request to the OCS to close those programs.

Transfer of OCS supported know-how or derivatives thereof to a foreign entity may also entail an obligation to make payments to the OCS. The maximum amount payable to the OCS upon transfer of know-how is limited to six (6) times the amounts granted by the OCS with respect to the know-how developed under all applicable OCS programs, plus annual interest, less royalties paid. The OCS may approve a lower payment ceiling equal to three (3) times the aggregate amounts received from the OCS plus annual interest, less royalties paid, if a certain number of R&D positions are maintained in Israel for a specified period. There is currently no mechanism for obtaining approval to license OCS funded know-how to a non-Israeli entity.

The transfer abroad of the manufacturing of any OCS-supported product or technology is also subject to various conditions, including the payment of increased royalties equal to, in the aggregate, up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. Payment of the increased royalties would constitute the repayment amount required with respect to the OCS grants received for the development of the products or technology for which the manufacturing is performed outside of Israel. In addition, any decrease in the percentage of manufacture performed in Israel of any product or technology, as originally declared in the application to the OCS with respect to the product or technology, may require us to notify, or to obtain the approval of, the OCS, and may result in increased royalty payments to the OCS of up to 300% of the total grant amounts received in connection with the product or technology, plus interest, depending on the portion of total manufacturing that is performed outside of Israel. In addition, the OCS has the discretion to permit overseas manufacture in excess of the declared percentage (deviations of up to 10% do not require consent, but the OCS must be notified). Consent is contingent upon payment of additional royalties, at rates and subject to ceilings set out in the relevant regulations, up to three times the amount of the grants.

We are committed to pay royalties to the Israel - United States Binational Industrial Research and Development Foundation (BIRD ) at the rate of 5% of the sales proceeds up to 150% of the research and development expenses financed by the foundation.  Since the company had stated to BIRD that no revenues were generated from the funded projects, the foundation had agreed that no royalties are due until future revenues, if any.

Proprietary Information

We generally do not consider patent protection significant to our current operations and rely upon a combination of security devices, trade secret laws and contractual restrictions to protect our rights in our products.  Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us.  These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours.  Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

The Israeli government usually retains certain rights in technologies and inventions resulting from our performance as a prime contractor or subcontractor under Israeli government contracts and may generally disclose such information to third parties, including other defense contractors.  When the Israeli government funds research and development, it may acquire rights to proprietary data and title to inventions and be entitled to receive royalties on export sales in relation to sales resulting from government financed development. We may retain a non-exclusive license for such inventions.  However, if the Israeli government purchases only the end product, we may retain the principal rights and the government may use the data and take an irrevocable, non-exclusive, royalty-free license.

Manufacturing and Supply

Our production plant is located in Beit She’an, Israel.  The plant is equipped to handle most of our manufacturing processes and testing requirements.  For several specific processes we utilize outsourced resources.  This structure provides us flexibility and versatility.

We place great emphasis on quality control in our production processes.  Commencing with customer requirements and expectations, via raw material inspection through completion, specifications are repeatedly checked.  We maintain a quality assurance team that participates in every stage of the design and manufacturing of the products.  Our quality management system is certified by the Standards Institute of Israel, or SII, pursuant to ISO 9001:2008 for hardware design and production and ISO 90003:2004 for software design.  SII performs quality system audits twice a year and various customers perform audits four to six times a year.  Our environmental management system is certified by SII to ISO 14001:2004.  Our quality management system is also certified according to AS-9100C, a quality management system for aerospace requirements.

According to the standard warranty incorporated in most of our sales contracts, we warrant that our products will be free from defects in design, materials or workmanship, and guarantee repair or replacement of defective parts typically for periods between one to two years following delivery of a product to a customer.  We also provide maintenance services to customers who sign maintenance contracts.

Source and Availability of Raw Materials

We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States.  Some of these suppliers are currently the sole source of one or more components upon which we are dependent.  Since many of our purchases require long lead-times, a delay in supply of an item can significantly delay the delivery of a product.  To date, we have not experienced any particular difficulties in obtaining timely deliveries of necessary components.  We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

Government Regulation

Israel’s defense export policy regulates the sales of our systems and products.  Current Israeli policy encourages export to approved customers of defense systems and products, such as ours, as long as the export is consistent with Israeli government policy.

A license is required to initiate marketing activities.  We are also required to obtain a specific export license for any hardware exported from Israel.  We are regulated by an Israeli law regulating export of “dual use” items (items that are typically sold in the commercial market, but that also may be used in the defense market) and the Defense Export Control Law and its supplemental regulations.  Those laws and regulations govern the enforcement of export control and defined certain new areas of licensing, particularly with respect to transfer of technology. Some of these laws and regulations carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. It is not certain that we will receive all the required permits and licenses for which we may apply in the future. Our participation in governmental procurement processes in Israel and other countries is subject to specific regulations governing the process of procuring defense contracts.  Furthermore, solicitations for procurements by governmental purchasing agencies in Israel and other countries are governed by laws, regulations and procedures relating to procurement integrity, including avoiding conflicts of interest and corruption in the procurement process.

Our books and records may be subject to audits by the Israeli Ministry of Defense and other governmental agencies, including the U.S. Department of Defense.  These audits may result in adjustments to contract costs and profits.  In addition, antitrust laws and regulations in Israel and other countries often require governmental approvals for transactions that are considered to limit competition.  Such transactions may include cooperative agreements for specific programs or areas, as well as mergers and acquisitions.

Fixed Price Contracts

The vast majority of our contracts are fixed-price contracts, under which the price is not subject to adjustment by reason of the costs incurred in the performance of the contracts, as long as the costs incurred and work performed fall within governmental guidelines.  Under our fixed-price contracts, we assume the risk of increased or unexpected costs that may reduce our profits or even generate losses.  This risk can be particularly significant under fixed-price contracts for research and development involving new technologies.

Employees

As of December 31, 2014, we employed 108 persons, of whom 45 persons were employed in research, development and engineering, 51 persons in manufacturing and logistics, 4 persons in sales and marketing, and 8 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80% owned subsidiary, employed 16 persons in China as of such date.

As of December 31, 2013, we employed 115 persons, of whom 47 persons were employed in research, development and engineering, 56 persons in manufacturing and logistics, 4 persons in sales and marketing, and 8 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80% owned subsidiary, employed 17 persons in China as of such date.

As of December 31, 2012, we employed 112 persons, of whom 53 persons were employed in research, development and engineering, 46 persons in manufacturing and logistics, 4 persons in sales and marketing, and 9 persons in administration, management and finance.  All of our employees are located in Israel.  In addition, CACS, our 80%-owned subsidiary, employed 19 persons in China as of such date.

Our technical employees have signed nondisclosure agreements covering all proprietary information that they might possess or to which they might have access.  Employees are not organized in any union, although they are employed according to provisions established by the Israeli Ministry of Economy (formerly the Ministry of Industry, Trade and Labor).  Certain provisions of the collective bargaining agreements between the General Federation of Labor in Israel (Histadrut) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to our Israeli employees by order of the Israeli Ministry of Economy.  These provisions primarily concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  Under the collective bargaining agreements, the wages of most of our employees are linked to the Israeli consumer price index, although the extent of the linkage is limited.

Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause.  Further, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute; such amounts also include payments for national health insurance.  Most of our ongoing severance obligations for our Israeli employees are provided for by monthly payments made by us for insurance policies to cover these obligations.

Facilities

We own a 30,000 square feet industrial building in Beit She’an, Israel.  The building, which includes manufacturing facilities and warehouse space, is situated on land leased from the Israel Land Authority for a period of 49 years ending in 2034.  The plant has sufficient capacity to meet our current requirements.

Our executive offices and research and development facilities are located in a 17,782 square feet office facility in Netanya, Israel.  The lease for this facility expires in January 2018.  The aggregate annual rent for our offices in Israel was approximately $333,000 in 2014.

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business. As of the date of this prospectus, we are not a party to any material litigation nor are we aware of any such threatened or pending litigation.

There are no material proceedings in which any of our directors, officers or affiliates or any registered or beneficial shareholder of more than 5% of our ordinary shares, or any associate of any of the foregoing is an adverse party or has a material interest adverse to our interest.

RELATED PARTY TRANSACTIONS

In July  2007, we entered into a loan agreement with Mr. Yeung, our controlling shareholder, pursuant to which we issued to Mr. Yeung a $3.0 million convertible note, dated December 10, 2007, that is convertible into ordinary shares at a conversion price of $2.09 per share.  The convertible note was initially scheduled to mature on October 14, 2010.  In addition, Mr. Yeung received warrants to purchase up to an aggregate of 1,578,947 ordinary shares at an exercise price of $2.375 per share, exercisable for a period of five years beginning on October 15, 2007.  Effective as of April 2010, our Audit Committee and Board of Directors approved an amendment to the loan transaction according to which the maturity date of the notes and the expiration date of the warrants was extended by two years, until October 14, 2012 and October 15, 2014, respectively. Such warrants expired without being exercised. This loan was assigned by Mr. Yeung to FCD, a company controlled by Mr. Yeung.  We did not repay the loan and as a result, we began to incur default interest at the rate of six-month LIBOR +9% effective February 1, 2015.

In July 2008, we borrowed $1.5 million from FCD in order to facilitate further development of our INS technology.  This loan bore interest of LIBOR + 3% payable at the beginning of every quarter.  Principal payments equal to $90,000 each were payable in six equal installments commencing July 1, 2009 and the remaining principal amount was to be payable in eight equal installments, commencing April 1, 2011.  On September 2, 2012,  Mr. Yeung agreed to postpone the repayment of $1.5 million of the principal that was due to be repaid to him, such that 50% of such amount would be paid on December 10, 2012 and the remaining 50% would be payable on February 10, 2013. Subject to the approval of the Israeli Ministry of Defense, we also agreed to grant FCD a non-exclusive license to use the technology developed for non-military/commercial purposes. The non-exclusive license will automatically convert into an exclusive license should we default on any of our obligations under the loan agreement.  We have also agreed, subject to the approval of several governmental authorities including the Israeli Ministry of Defense, to establish in the future a joint venture with Mr. Yeung or an affiliated entity that will be engaged in the production and marketing of such non-military products and technology.

In September 2011, we entered into a revolving $1.7 million loan agreement with FCD, bearing interest at the three-month LIBOR rate plus 2.5% per annum.  The principal and all the unpaid interest accrued thereupon were paid on February 29, 2012 from the proceeds of the loan received from FCD and Mr. Ben Zion Gruber, a shareholder and director of our company, as described below.

In February 2012, we entered into a $3.0 million loan agreement with FCD and Mr. Ben Zion Gruber.  The loan was approved by our Audit Committee and Board of Directors, and the transaction was also approved by our shareholders at an extraordinary meeting held in January 2012.  FCD provided $2.7 million and Mr. Ben Zion Gruber provided $300,000.  We used $1.7 million of the loan to repay in full all of the amounts due and payable under the September 2011 loan, as described above.  The remaining $1.3 million was used to finance our future operations, including the continued development of our INS technology and tactical radars.  The loan bore interest at the rate of the greater of three-months LIBOR plus 5% per annum, or 7% per annum.  Interest is payable quarterly in arrears and the principal was due on January 31, 2014.  In addition, on February 28, 2012 we issued to FCD and Mr. Ben Zion Gruber three-year warrants to purchase 1,080,000 and 120,000 ordinary shares, respectively, at an exercise price of $2.50 per share.   During September 2014, we issued 69,749 ordinary shares upon the exercise of 120,000 of these warrants on a cashless exercise basis. In February 2015, the remaining 1,080,000 warrants expired.

In August 2013, FCD agreed to reissue $350,000 of the loan that had been previously repaid by us in March 2013 and to facilitate an additional short-term loan in the amount of up to $1,000,000 to be repaid by December 31, 2013, or the Credit Facility. The Credit Facility provided for interest at 3.5% per annum above the three-month LIBOR rate. In September 2013, we borrowed $850,000 under the Credit Facility and the total amount of the loan increased to $1,200,000. We repaid the new loan ($1,200,000), but not the remaining balance of the original INS loan ($1,150,000). According to the first amendment to the Standstill Agreement, as described below, we began to incur default interest payments at the rate of 4% above the original interest rate on such loan effective February 1, 2013. We did not repay the loan and as a result, we began to incur default interest at the rate of six-month LIBOR +9% effective February 1, 2015.

In April 2014, we and Mr. Yeung agreed on an additional short-term loan for $1 million. This short-term loan bore interest at the rate of three-month LIBOR +3.5%, and was to be repaid by December 31, 2014. The loan has not yet been repaid and in accordance with the Standstill Agreement described below, we are now subject to default interest payments at the rate of six-month LIBOR +9% effective February 1, 2015.

In order not to default on our loans’ obligations, we initially entered into a Standstill Agreement, effective February 1, 2013, with our lenders, according to which, except in extraordinary circumstances, no action was to be taken to accelerate the loans or to exercise their rights prior to January 31, 2014.  In April 2014, the term of the forbearance period was extended to January 31, 2015.  On April 27, 2015, following the approval of our shareholders, the Standstill Agreement was further amended and the forbearance period was extended to August 31, 2016.

As of March 31, 2015, the debt owed to the lenders consisted of US$ 7,850,000 in principal and US$ 1,517,584 of unpaid interest owed to FCD and US$ 270,000 of principal and US$ 30,826 of unpaid interest owed to Mr. Gruber, or US$ 9,668,410 in the aggregate.

Pursuant to the amendment to the Standstill Agreement, the default interest payable, as of and after February 1, 2015 on all outstanding principal amounts of the debt owed to the two lenders is six-month LIBOR + 9%.

Under the negotiated terms, the lenders will be able to purchase securities from us on the same terms and conditions as the underwriters or placement agent establish for this offering. The underwriters have agreed to allow our lenders to participate in this offering. In the event the lenders agree to participate in the offering to an extent that would result in this offering not being deemed to be a “public offering” under the federal securities laws, the lenders will have the right to subscribe for the shares that were to be offered in the potential offering in a private placement. The net proceeds of such private placement will be used in the same manner as described above.

In April and June 2015, following shareholder approval, the standstill agreement with our two lenders was amended and the forbearance period was extended to August 31, 2016.

In the event that by September 30, 2015, (i) neither this offering or the private placement is completed or (ii) the net proceeds of such offerings are insufficient to repay the outstanding debt and accrued interest of $9.9 million (as of June 30, 2015) the lenders will, on a pro rata basis, be entitled to convert some or all of the remaining debt, at such time and from time to time into our ordinary shares.  The terms of such conversion are as follows: (x) the minimum amount to be converted at any one time is $300,000 of debt; (y) the share issue price will be the lower of $1.00 or 15% below the preceding seven (7) days volume weighted average price; and (z) any unconverted debt will continue to be subject to the terms of the amended Standstill Agreement.  To the extent that we repay $7.5 million of the lenders debt with the proceeds of the offering, any remaining debt will be convertible into outstanding shares pursuant to the terms set forth above. Any such conversion will result in substantial dilution to our shareholders and in an increase of our controlling shareholder’s interest in our company and will likely result in the decline in the market price of our ordinary shares.    In addition, we have agreed to enter into a registration rights agreement with the lenders that will provide them with the right to demand from us that we file a registration statement at our expense and that we keep the registration statement continuously effective for such period as may be designated by the lenders until they may freely resell the shares covered by the registration statement.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering, by:

•	each of our directors and executive officers;

•	all of our current directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 8,988,396 ordinary shares outstanding as of July 30, 2015. The percentage of beneficial ownership of our ordinary shares after the offering is based on ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding sentence plus the ordinary shares to be sold by us in the offering, assuming no exercise of the over-allotment by the underwriters.

As of May 31, 2015, based on the information available to us, there were 110 holders of record of our ordinary shares, of which 99 record holders holding approximately 65% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

Unless otherwise indicated, the principal address of each of the persons below is c/o RADA, 7 Giborei Israel Street Netanya 4250407, Israel.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Beneficially Owned
		Prior to Offering	After Offering
5% Shareholders
Howard P.L. Yeung (2) (3)	5,007,426	48.0%	28.9%
Kenneth Yeung (3) (4)	450,029	5.0%	2.6%

Directors and Officers
Herzle Bodinger	--	--	--
Zvi Alon	--	--	--
Dov Sella	--	--	--
Shiri Lazarovich	--	--	--
Oleg Kiperman	4,000	*	*
Adrian Berg (5)	1,533	*	*
Roy Kui Chuen Chan (6)	1,533	*	*
Ben Zion Gruber	--	--	--
Michael Letchinger	--	--	--
Nurit Mor	--	--	--
Elan Sigal	--	--	--
Directors and executive officers as a group (11 persons)	7,066	*	*
____________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Based on a Schedule 13D/A filed on April 7, 2015.  Includes (i) 3,572,019 outstanding ordinary shares (including 450,029 ordinary shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung; and (ii) 1,435,407 ordinary shares issuable upon conversion of a convertible note held by Faith Content Development Limited, an affiliate of Mr. Howard Yeung. Mr. Howard Yeung may be deemed to control our company.

(3)	The address of Messrs. Howard Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(4)	The shares are held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard Yeung and his brother Kenneth Yeung.

(5)	The business address of Mr. Berg is Alexander & Co., 17 St. Ann’s Square, Manchester M2 7 PW, U.K.

(6)	The business address of Mr. Roy Chan is Gearhart Holdings (H.K.) Limited, 2202 Kodak House II, 39 Healthy Street, E. North Point, Hong Kong.

RECENTLY ADOPTED EMPLOYEE SHARE OPTION PLAN

On May 25, 2015, our Board approved the adoption of the 2015 Israel Stock Option Plan, or the 2015 Option Plan, pursuant to which 3,000,000 ordinary shares were reserved for issuance to employees, directors, consultants and service providers of the company.

The purpose of our 2015 Option Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in our company.

The 2015 Option Plan will be administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options. Under the 2015 Option Plan, the terms and conditions under which options are granted and the number of shares subject thereto will be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the 2015 Option Plan. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

The ordinary shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

We have elected to designate the 2015 Option Plan as a section 102 plan in the "capital gains" track, designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. Pursuant to the election made by the company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under the 2015 Option Plan will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, we are not allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them. We may change the election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of an option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant. Section 102 plans must be in a prescribed format and notification to the Israel Tax Authority must be made at least 30 days before the 2015 Option Plan is first implemented.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 30,000,000 ordinary shares of a nominal value of NIS 0.015 each.  At December 31, 2014, the authorized share capital was 16,333,333 ordinary shares. All our ordinary shares have the same rights, preferences and restrictions, some of which are detailed below.

Dividend and Liquidation Rights

Under Israeli law, we may declare and pay dividends only if, upon the determination of our Board of Directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Israeli Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution deducted by previous distributions (unless such previous distributions were already deducted from the retained earnings or earnings generated over the two most recent years) according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of a court in Israel in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The Powers of the Directors

Under the provisions of the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The Board of Directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors.  If after one year a dividend has been declared and it is still unclaimed, the Board of Directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed.  We are not obligated to pay interest or linkage differentials on an unpaid dividend.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the matter.  Under our articles of association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting on the matter.

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting, and hold office until the third next annual general meeting of shareholders and until their successors have been elected.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

Rights to share in the company’s profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company.  Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Changing Rights Attached to Shares

According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Special General Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our Board of Directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the Board of Directors must convene a special general meeting upon the demand of two of the directors, 25% of the directors in office, one or more shareholders having, in the aggregate, at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the Board of Directors and general meeting of shareholders of both parties to the transaction.  The approval of the Board of Directors of both companies is subject to such board’s confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger.  Generally, under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by a special resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  For purposes of the shareholders’ approval, the merger will not be deemed as granted, unless the court  determines otherwise, if it is not supported by the majority of the shares represented at the general meeting, other than those shares that are held by the other party to the merger or by any shareholder holding 25% or more of the outstanding share capital of the company or the right to appoint 25% or more of the members of the Board of Directors.  In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company. The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must also be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company.  The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares.  In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all the shares of the company will be deemed as tendered and sold.  However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all.  The law provides for appraisal allowing any shareholder to file a motion to the court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights.  Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions the approval of the Restrictive Practices Authority.  Furthermore if the target company has received tax incentives of grants from the OCS, changes in ownership may require also the approval of the tax authorities or the OCS, as applicable.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require a company whose shares are publicly traded solely in a stock exchange outside of Israel, as in the case of our company, to disclose its share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code”). Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares.  This summary does not account for the specific circumstances of any particular investor, such as:

•	brokers;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

•	certain insurance companies;

•	investors liable for alternative minimum tax;

•	real estate investment trusts;

•	S-Corporations;

•	retirement plans;

•	tax-exempt organizations;

•	non-resident aliens of the United States;

•	taxpayers whose functional currency is not the U.S. dollar;

•	persons who hold the ordinary shares through partnerships or other pass-through entities;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

•	persons holding ordinary shares in connection with a trade or business conducted outside of the United States;

•	certain former citizens or residents of the United States under Section 877 or Section 877A of the Code;

•	persons that actually or constructively own 10% or more of our voting shares; and

•
persons holding ordinary shares as part of a straddle, wash sale, integrated transaction appreciated financial position, a hedging transaction, conversion transaction, or persons entering into a constructive sale with respect to the ordinary shares.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of purchasing, holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to certain limitations (including the discussion below under the heading “Passive Foreign Investment Companies”), the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income in the year the dividend is paid. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares.  We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Investor should expect that the entire amount of any distribution generally may be treated as dividend income.  See “-Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  If the amount received as dividends is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. However, if the U.S. Holder converts the NIS into U.S. dollars on a later date, the U.S. Holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations between the dividend and the conversion dates. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding, converting and disposing of NIS.

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, in respect of certain hedged positions, or in certain other situations.  The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8 percent tax on the lesser of (i) the U.S. Holder’s “net investment income” for the relevant taxable year; and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US $125,000 and US $250,000, depending on the individual’s circumstances). A U.S. Holder’s “net investment income” will generally include, among other things, dividends and capital gains. Such tax will apply to dividends and to capital gains from the sale or other disposition of the ordinary shares, unless derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Potential investors should consult with their own tax advisors regarding the application of the net investment income tax to them as a result of their investment in our ordinary shares.

Disposition of Ordinary Shares

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of ordinary shares generally will be capital gain or loss, and will be long-term capital gain or loss (currently taxed at the maximum rate of 20%) if the U.S. Holder held the ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends on our ordinary shares would not qualify for the reduced tax rate on qualified dividend income, discussed above.

If we are determined to be a PFIC for any taxable year and the U.S. Holder does not make either a  (i) a timely election to treat their investment in the ordinary shares as an investment in a “qualified electing fund” (by making a “QEF Election”) for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, or (ii) a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under the PFIC rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount deemed realized by the U.S. Holder in each year will be subject to tax at the highest marginal rate in effect for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below); and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

If you make either a timely QEF Election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF Election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you.  You would not be eligible to make a QEF Election unless we comply with certain information reporting requirements.

Alternatively, assuming the ordinary shares continue to trade on the NASDAQ or another national securities exchange which is registered with the SEC, if you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the prior tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an Internal Revenue Service (“IRS”) Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax (currently at 28%).  Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate such fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner. U.S. Holders of ordinary shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to report such specified foreign financial assets on Form 8938 with their U.S. federal income tax return. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution or a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

CERTAIN ISRAELI TAX CONSIDERATIONS

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

General Corporate Tax Rate

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013 and 26.5% in 2014 and onwards.  The corporate tax rate is expected to be at 26.5% in 2015 and thereafter.  In view of this increase in the corporate tax rate to 25% in 2012 and to 26.5% in 2014, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.  Capital gains derived after January 1, 2003  ~~(~~the gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to the applicable corporate tax rate of 26.5% in 2014 and onwards.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law.  The Industry Encouragement Law defines “Industrial Company” as a company resident and incorporated in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it which is located in Israel or the Area (as such term is defined in the Israeli Tax Ordinance). An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and/or right to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is computed, generally, on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Under Israeli Income Tax Ordinance, shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that: (i) the securities were purchased upon or after the registration of the securities on a stock exchange; and (ii) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel. Under some conditions shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of securities that are not listed on a stock exchange. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli resident(s) (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) ) or the seller, if an individual, has been present in Israel for more than 183 days (in the aggregate) during the taxable year, or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, U.S. Residents would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to limitations in U.S. laws applicable to foreign tax credits. The treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011, 25% in 2012 and 2013 and 26.5% in 2014 and thereafter) and a marginal tax rate of up to 45% for an individual in 2011, 48% in 2012 and 50% in 2013 and thereafter. In 2014, an additional tax liability of 2% was added to the applicable tax rate on the annual taxable income of individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 ($208,681) (NIS 810,720 as of 2015).

Taxation of Foreign Resident Holders of Shares

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  With respect to a substantial shareholder, the applicable tax rate is at 30% Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Foreign Exchange Regulations

Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable with respect to our ordinary shares upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely reparable U.S. dollars at the rate of exchange prevailing at the time of conversion, however, Israeli income tax is required to have been paid or withheld on these amounts.

Controlled Foreign Corporation

In general, and subject to the provisions of all relevant legislation, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% (in certain circumstances less than 50%) of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income (generally referred to as a Controlled Foreign Corporation, or CFC) and such income is subject to tax outside of Israel at the rate of 15% or less (20% until 2013), is liable for tax on the portion of his income attributed to holdings in such corporation, as if such income was distributed to him as a dividend.

Share Allocations to controlling shareholders

If an individual controlling shareholder realized a right received in the past to acquire an asset (such as shares) or service, and if at the time of the realization there was a difference between the price normally payable for that asset or service and the price that person paid, or if a controlling shareholder received a loan, and if that loan was free of interest or bore a lower rate of interest than an annual rate of 4.07% (for corporations a rate of 3.05%), as of 2015, then the difference will be taxable under section 3(i) to the Tax Ordinance (according to the marginal tax rate of the grantee- up to 48% in 2015 an additional tax rate of 2% will apply if the taxable income in a tax year exceed the amount of NIS 810,720). In case the controlling shareholder is a corporation then the difference will be taxable at 26.5%.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated July 30, 2015, we have agreed to sell to the underwriters named below, for which Chardan Capital Markets, LLC, or Chardan, is acting as representative, and the underwriters named below have agreed to purchase from us, the number of ordinary shares set forth opposite their respective names below.

Underwriters	Number of Shares
Chardan Capital Markets, LLC	6,910,569

Total	6,910,569

The underwriting agreement provides that the obligation of the underwriters to purchase the ordinary shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares offered hereby if any of the shares are purchased.

If the underwriters sell more shares than the above number, the underwriters have an option for 45 days to buy up to an aggregate of 1,036,585 additional shares (15% of the shares sold in this offering) from us at the public offering price less the underwriting commissions and discounts to cover these sales.

Commissions, Discounts and Other Compensation

The underwriters have advised us that they propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.04151 per share. After this offering, the public offering price and concession may be changed by the underwriters.  No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by the underwriters and subject to their right to reject any order in whole or in part.

We have agreed to pay to the underwriters a fee equal to 7.5% of the aggregate gross proceeds of the shares sold in this offering. This fee is to be paid by means of a discount from the offering price to purchasers in the offering.  In addition, we have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with this offering in an aggregate amount not to exceed $80,000 for all such expenses. We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $280,000.

We have paid an expense deposit of $10,000 to the representative, which will be applied against the accountable expenses that will be paid by us to the representative in connection with this offering.  The underwriting agreement provides that in the event the offering is terminated, the $10,000 expense deposit paid to the representative will be returned to us to the extent that offering expenses are not actually incurred by the representative.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

		Total
	Per Share	Without Over- Allotment	With Over- Allotment

Public offering price	$1.23	8,500,000	9,775,000
Underwriting discounts and commissions	$0.09225	637,500	733,125
Proceeds to us (before expenses)	$1.13775	7,862,500	9.041.875

Lock-up Agreements

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any of our ordinary shares or securities exchangeable for or convertible into our ordinary shares for a period of 90 days after the date of this prospectus without the prior written consent of Chardan. This agreement does not apply to the issuance of shares upon the exercise of rights to acquire ordinary shares pursuant to any existing stock option or similar equity incentive or compensation plan. Our directors, executive officers and holders of 5% or more of our ordinary shares have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any ordinary shares, options to acquire ordinary shares or securities exchangeable for or convertible into ordinary shares, for a period of 90 days from the date on which the Registration Statement on Form F-1 of which this prospectus forms a part is declared effective by the U.S. Securities and Exchange Commission without the prior written consent of Chardan.

The lock-up periods described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the lock-up period, we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Right of First Refusal

Subject to certain terms and exceptions, for a period of one hundred eighty (180) days after the date of effectiveness of the registration statement of which this prospectus is a part, Chardan as representative of the underwriters has a right of first refusal to act as lead underwriter or placement agent on any future capital raising transactions involving our securities in which we elect to engage an investment banker or placement agent during such one hundred eighty (180) day period.

Indemnification and Contribution

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the U.S. Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Offerings on Exchange

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RADA.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of ordinary shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the U.S. Securities and Exchange Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of securities than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of securities in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions. The underwriters may make bids for or purchases of the securities for the purpose of pegging, fixing, or maintaining the price of the securities, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase securities in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those securities as part of this offering. Stabilization and syndicate covering transactions may cause the price of the securities to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the securities if it discourages re-sales of the securities.

The transactions above may occur on the NASDAQ Capital Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the securities. If these transactions are commenced, they may be discontinued without notice at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in ordinary shares on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriters’ web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Affiliations

Except for services provided in connection with this offering, none of the underwriters has provided any investment banking or other financial services to us during the past 180 days and we do not expect to retain any of the underwriters to perform any investment banking or other financial services to us for at least 90 days after the date of this prospectus.

Controlling Shareholder

Under the negotiated terms, the lenders will be able to purchase securities from us on the same terms and conditions as the underwrites or placement agent establishes for this offering.  In the event the lenders agree to participate in the offering to an extent that would result in this offering not being deemed to be a “public offering” under the federal securities laws, the lenders will have the right to subscribe for the shares that would have been offered in the potential offering in a private placement.  The net proceeds of such private placement will be used in the same manner as described above.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act; (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above; and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the shares, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area - Belgium, Germany, Luxembourg and the Netherlands

The information in this document has been prepared on the basis that all offers of shares will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of shares have not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43 million (as shown on its last annual unconsolidated or consolidated financial statements); and (iii) an annual net turnover of more than €50 million (as shown on its last annual unconsolidated or consolidated financial statement);

•
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the shares have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the ordinary shares cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The shares have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The shares offered by this prospectus may not be offered or sold to any person resident in Israel or entity organized or formed in Israel, unless it is an “institutional investor,” as set forth in Section 15A(b)(1) of the Israeli Securities Law 5728-1968, or the Israeli Securities Law, and has provided the requisite certification under the First Addendum of the Israeli Securities Law, or pursuant to other exemptions available under the Israeli Securities Law.

Italy

The offering of the shares in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the shares may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•
in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended. Any offer, sale or delivery of the shares or distribution of any offer document relating to the ordinary shares in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the shares in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such shares being declared null and void and in the liability of the entity transferring the shares for any damages suffered by the investors.

Japan

The shares have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder).  Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires shares may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of shares are conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the shares have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of shares in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the shares be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of shares in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the shares have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the shares within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the shares, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for ordinary shares is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the ordinary shares. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the shares may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the shares have only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”); (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO; or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares being offered by this Registration Statement and other legal matters concerning this offering relating to Israeli law will be passed upon for us by S. Friedman & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reed Smith LLP, New York, New York, and Yigal Arnon & Co., Tel Aviv, Israel.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form 20-F as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, incorporated by reference in this Prospectus and Registration Statement, have been audited by Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon and incorporated by reference herein.  The consolidated financial statements referred to above are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets, and those of our directors and officers and the Israeli experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of Puglisi & Associates is 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

We have been informed by our legal counsel, S. Friedman & Co., Tel Aviv, Israel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws pursuant to original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the judgment may no longer be appealed;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the
•	substance of the judgment is not contrary to public policy; and
•	the judgment is executory in the state in which it was given.

Even if such conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;
•	the judgment was obtained by fraud;
•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;
•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or
•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also expect to furnish quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 90 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus. Additional information regarding our directors, executive officers and employees, Board practices, compensation of management and our directors, quantitative and qualitative disclosures about market risk, as well as our consolidated financial statements are incorporated in this prospectus by reference to:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 29, 2015; and

•	our Reports on Form 6-K, filed with the SEC on March 12, 2015, March 23, 2015, April 17, 2015, April 21, 2015, April 30, 2015, May 26, 2015, July 6, 2015 and July 28, 2015.

This prospectus may contain information that updates or modifies information in one or more of the documents incorporated by reference in this prospectus.

You may request a paper copy of our SEC filings, at no cost, by writing to or telephoning us at the following address:

Rada Electronic Industries Ltd.
c/o Shiri Lazarovich, CFO
7 Giborei Israel Street
 Netanya 4250407, Israel
+972 9 892 1122  (telephone number)

These reports may also be obtained on our website http://www.rada.com/corp/corporate-ir. None of the information on our website is a part of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, other than underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ordinary shares by us. With the exception of the SEC registration fee, and the FINRA filing fee, all amounts are estimates.

SEC registration fee	$1,737.19
FINRA filing fee	2,742.50
Printing fees and expenses	1,500
Legal fees and expenses	185,000
Accounting fees and expenses	70,000
Miscellaneous	19,020
Total	$280,000

6,910,569
Ordinary Shares

PROSPECTUS

Chardan Capital Markets, LLC

July 30, 2015